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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SBS BROADCASTING S.A.

Dear Shareholder:

        The Annual General Meeting of Shareholders of SBS Broadcasting S.A. (the "Company" or "SBS") will be held on June 24, 2005 at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg.

        Because the Company is a Luxembourg corporation, its affairs are governed by the provisions of Luxembourg company law. Under the provisions of Luxembourg company law and of the Company's Articles of Incorporation, the Annual General Meeting must be held in Luxembourg and the Company's financial statements for 2004 must be submitted to shareholders on a consolidated and an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg ("Luxembourg GAAP").

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, a Proxy Statement describing the business to be transacted at the meeting and a proxy card relating thereto, the Company's audited consolidated and unconsolidated financial statements for 2004 prepared in accordance with Luxembourg GAAP.

        Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting. Please mail your proxy promptly to ensure that your proxy will be received in time for the meeting.

        I recommend you vote your proxy as recommended by the Board of Directors on the enclosed Proxy Card.

                      Sincerely,

                      Harry Evans Sloan
                       Executive Chairman

May 23, 2005

SBS BROADCASTING S.A.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on June 24, 2005

        The Annual General Meeting of Shareholders of SBS will be held at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on June 24, 2005 at 9:00 a.m. for the following purposes:

1.
To provide information required to be presented under Article 57 of the Luxembourg Company Law;

2.
To elect nine Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified and to establish the compensation payable to qualified independent Directors of the Company for their services as described in the accompanying Proxy Statement;

3.
To authorize the repurchase by the Company of up to 10% of its subscribed capital at prevailing prices but in no event for an amount less than €2.00 par value per common share (the "Common Shares") of the Company or greater than €60.00 per Common Share to be effected from time to time as directed by the Company's Board of Directors, and such authorization to be valid for a duration of 18 months commencing on the date of the Annual General Meeting;

4.
To approve the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2004, which consist of a balance sheet, profit and loss account and notes to the accounts, prepared in accordance with Luxembourg GAAP, following the presentation of the reports by the statutory auditor of the Company to the General Meeting of Shareholders, in accordance with Luxembourg law;

5.
To approve the determination that no dividends for the year ended December 31, 2004 shall be distributed by the Company to its shareholders and that the undistributed profits shall be allocated for an amount of €86,851 to the legal reserve of the Company and that all remaining undistributed profits shall be transferred to the retained earnings of the Company;

6.
To discharge the Board of Directors and statutory auditors of the Company in respect of the proper performance of their duties for the year ended December 31, 2004; and

7.
To appoint Ernst & Young, Société Anonyme, as the statutory auditor of the Company's consolidated and unconsolidated financial statements for the year ended December 31, 2005, and to appoint Ernst & Young Accountants as the independent auditor of the Company's consolidated financial statements for the year ended December 31, 2005.

         Under Luxembourg Law, an affirmative vote of a majority of the Common Shares present, or represented, and entitled to vote at the Annual General Meeting is required for approval of the above matters.

        The Board of Directors of the Company has determined that shareholders of record at the close of business on May 5, 2005, will be entitled to vote at the Annual General Meeting and at any adjournments thereof.

SBS BROADCASTING S.A.
Erik T. Moe
Company Secretary

May 23, 2005

YOUR VOTE IS IMPORTANT

        NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED CARD, DATE, SIGN AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

SBS BROADCASTING S.A.

Registered office:	Mailing address for proxies:
8-10 rue Mathias Hardt	Proxy Services
L-1717 Luxembourg	Equiserve Trust Company NA P. O. Box 43010 Providence, RI 02940-3010 USA

PROXY STATEMENT

        The accompanying proxy is being solicited by the Board of Directors of SBS for use at the Annual General Meeting of Shareholders of the Company to be held on June 24, 2005, at 9:00 a.m., at the Company's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg and at any adjournment thereof.

        All Common Shares represented by each properly executed unrevoked proxy received in time for the Annual General Meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of the Company, at the Company's registered office set forth above, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the Annual General Meeting should such shareholder desire to vote in person.

        Votes cast by proxy or in person at the Annual General Meeting will be counted by the persons appointed to act as election inspectors for the meeting. The election inspectors will treat shares referred to as "broker non-votes" (i.e., shares held by a broker or nominee as to which the broker or nominee has not received instructions from the beneficial owner or person entitled to vote and which the broker or nominee does not have authority to vote on a particular matter) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of the mail, but directors, officers and regular employees of the Company may solicit proxies personally or by telephone or special letter without additional compensation. The Company also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        On May 5, 2005, the record date for determining shareholders entitled to notice of and to vote at the Annual General Meeting, 32,660,396 Common Shares of the Company were outstanding. Only shareholders of record on such date are entitled to notice of and to vote at the Annual General Meeting and at any adjournments thereof. Each shareholder of record is entitled to one vote for each Common Share held on all matters to come before the Annual General Meeting and at any adjournment thereof.

        The following table sets forth information as of May 5, 2005, with respect to the beneficial ownership of the Common Shares of the Company by each person who is known by the Company to beneficially own more than 5% of the Common Shares of the Company, each nominee to the Board of Directors and each of the other executive officers, and all director nominees and executive officers as a group other than Mr. Sloan. None of the following shareholders have different voting rights with respect to Common Shares owned by them.

	Common Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Shareholders
UnitedGlobalCom Europe B.V.(2)	6,000,000	18.4%
Fidelity Management & Research Company(3)	3,193,628	9.8%
Reed Conner & Birdwell Investments LLC(4)	2,415,955	7.4%
Capital Research and Management Company(5)	2,005,000	6.1%
Janus Capital Management LLC(6)	1,943,298	6.0%
Janus Contrarian Fund(6)	1,922,083	5.9%
SMALLCAP World Fund, Inc(5)	1,855,000	5.7%
Director Nominees
Harry Evans Sloan(7)	3,856,757	10.9%
Anthony Ghee	—	—
Ferdinand Kayser (8)	1,250	*
Benjamin H. Lorenz(9)	21,250	*
Edward McKinley(10)	41,250	*
James McNamara(11)	121,250	*
Shane O'Neill(12)	11,250	*
Mark Schneider	—	—
Markus Tellenbach(13)	455,000	1.4%
Other Executive Officers
Juergen von Schwerin(14)	168,750	*
Erik T. Moe(15)	166,250	*
Frank Eijken(16)	63,738	*
Eric Hansen(17)	30,989	*
Christian Anting(18)	13,375	*
Bart Soepnel(19)	26,305	*
All director nominees and executive officers as a group other than founder and Executive Chairman, Mr. Harry Evans Sloan (14 persons)(20)	1,120,657	2.8%

*
Less than 1.0%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options held by such person that are currently exercisable or that become exercisable within 60 days following

2

  May 5, 2005, are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

(2)
As part of the recapitalisation process of United Pan European Communications N.V. ("UPC"), the 6,000,000 Common Shares, representing 18.4% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to an indirect wholly-owned Dutch subsidiary of United GlobalCom, Inc. ("UGC"), United GlobalCom Europe B.V. ("UGC Europe") by agreements dated April 8, 2003 and April 9, 2003, respectively. Our Board of Directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which currently limit any person or entity from owning more than 20% of our Common Shares without the prior approval of our Board of Directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGC Holdings, Inc. ("UGCH") and the Company, UPC is entitled, subject to certain exceptions and other requirements, to anti-dilution protection to maintain its percentage ownership in us in the event we determine to sell in a transaction for cash, Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH, UGC Europe and the Company entered into a novation agreement dated April 8, 2003 related to the novation and assignment of the private placement agreement to UGC Europe.

(3)
According to the correspondence received by the Company on April 22, 2005, FMR Corp. and its subsidiaries have voting and/or dispositive power with respect to an aggregate of 3,193,628, Common Shares. FMR Corp. has not provided the Company with a breakdown of the voting and disposition power with respect such shares; however, in an earlier Schedule 13G/A filed with the SEC on February 14, 2005, Fidelity Management & Research Company ("Fidelity"), Fidelity Management Trust Company ("FMTC") and Fidelity International Limited ("FIL"), all wholly-owned subsidiaries of FMR Corp. (collectively, the "Fidelity Funds"), and through its control of them, FMR Corp., had sole power to dispose or direct the disposition of an aggregate of 2,107,890 Common Shares, and sole power to vote or direct the vote of 741,049 Common Shares deemed to be beneficially owned by FIL, and the power to vote or direct the vote of 1,400 Common Shares deemed to be beneficially owned by FMTC. FMR Corp. is a Delaware corporation, acting as investment advisers to various investment companies, and claims beneficial ownership with respect to an aggregate of 2,850,339 Common Shares in connection with acting as investment advisers to various investment companies. Neither FMR Corp. nor the Chairman of FMR Corp. has the sole power to vote or direct the voting of the shares owned by the Fidelity Funds, which power resides with the funds' board of trustees. Fidelity carries out the voting of the Common Shares under written guidelines established by the funds' board of trustees. FIL, a Bermudian joint stock company and an affiliate of FMR Corp., provides investment advisory and management services to a number of non-US investment companies and certain institutional investors.

(4)
According to the amendment to the Schedule 13G/A filed with the SEC on February 14, 2005, Reed Conner & Birdwell Investments LLC ("Reed Conner") has sole voting and dispositive power with respect to 2,415,955 Common Shares. Reed Conner provides investment services to individuals, trusts and corporations and claims ownership of the 2,145,955 Common Shares on behalf of other persons.

(5)
According to the Schedule 13G filed with the SEC jointly by Capital Research and Management Company ("CRMC") and SMALLCAP World Fund Inc. ("SMALLCAP") on February 9, 2005, CRMC has sole dispositive power with respect to 2,005,000 Common Shares and SMALLCAP has sole voting power with respect to 1,855,000 Common Shares. CRMC is a registered investment advisor that manages the American Funds Group of mutual funds and SMALLCAP is a registered investment company that is advised by CRMC. SMALLCAP and CRMC are not the beneficial owners of the Common Shares as reported; such shares are owned by accounts under the discretionary investment management of CRMC.

(6)
According to the amendment to the Schedule 13G/A filed with the SEC jointly by Janus Capital Management LLC ("Janus Capital") and Janus Contrarian Fund ("Janus Contrarian") on February 14, 2005, Janus Capital has sole voting and dispositive power with respect to 1,943,298 Common Shares and Janus Contrarian has sole voting and dispositve power with respect to 1,922,083 Common Shares. Janus Capital has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Isle") and an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Due to the above structure, holdings for Janus Capital, Bay Isle and INTECH are aggregated. Janus Capital, Bay Isle, INTECH and Janus Contrarian are registered investment advisers to various investment companies, individual and institutional clients (collectively, the "Managed Portfolios"). As a result of their role as investment advisers or sub-advisers to the Managed Portfolios, Janus Capital and Janus Contrarian may be deemed to be the beneficial owners of the Common Shares held by such Managed Portfolios. Janus Capital and Janus Contrarian do not have the right to receive dividends from, or the proceeds from the sale of the securities held in, the Managed Portfolios, and disclaim any ownership associated with such rights.

3

(7)
Includes (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 396,743 Common Shares owned by Mr. Sloan; and (3) 2,787,391 Common Shares that Mr. Sloan has options to acquire that are currently exercisable. Excludes options to acquire 218,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(8)
Includes 1,250 Common Shares that Mr. Kayser has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(9)
Includes 21,250 Common Shares that Mr. Lorenz has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(10)
Includes (1) 20,000 Common Shares beneficially owned by Mr. McKinley; and (2) options to acquire 21,250 Common Shares that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(11)
Includes 100,000 Common Shares beneficially owned by Mr. McNamara; and (2) options to acquire 21,250 Common Shares that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(12)
Includes 11,250 Common Shares that Mr. O'Neil has options to acquire that are currently exercisable. Excludes options to acquire 8,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(13)
Includes (1) 450,000 Common Shares that Mr. Tellenbach has options to acquire that are currently exercisable; and (2) options to acquire 5,000 shares of restricted stock that will become exercisable within 60 days of May 5, 2005. Excludes options to acquire 450,000 Common Shares and 25,000 shares of restricted stock that are not exercisable within 60 days of May 5, 2005.

(14)
Includes (1) 166,250 Common Shares that Mr. von Schwerin has options to acquire that are currently exercisable; and (2) options to acquire 2,500 shares of restricted stock that will become exercisable within 60 days of May 5, 2005. Excludes options to acquire 93,750 Common Shares and 12,500 shares of restricted stock that are not exercisable within 60 days of May 5, 2005.

(15)
Includes 166,250 Common Shares that Mr. Moe has options to acquire that are currently exercisable. Excludes options to acquire 93,750 Common Shares that are not exercisable within 60 days of May 5, 2005.

(16)
Includes (1) 1,238 Common Shares beneficially owned by Mr. Eijken and (2) options to acquire 62,500 Common Shares that are currently exercisable. Excludes options to acquire 16,666 Common Shares that are not exercisable within 60 days of May 5, 2005.

(17)
Includes (1) 489 Common Shares beneficially owned by Mr. Hansen and (2) options to acquire 30,500 Common Shares that are currently exercisable. Excludes options to acquire 32,250 Common Shares that are not exercisable within 60 days of May 5, 2005.

(18)
Includes 13,375 Common Shares that Mr. Anting has options to acquire that are currently exercisable. Excludes options to acquire 28,625 Common Shares that are not exercisable within 60 days of May 5, 2005.

(19)
Includes (1) 305 Common Shares beneficially owned by Mr. Soepnel; (2) 26,000 Common Shares that Mr. Soepnel has options to acquire that are currently exercisable. Excludes options to acquire 32,000 Common Shares that are not exercisable within 60 days of May 5, 2005.

(20)
Includes (1) 998,625 Common Shares purchasable upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days of May 5, 2005 that are owned by director nominees and executive officers; and (2) 122,032 Common Shares beneficially owned by director nominees and executive officers. Excludes 1,194,958 Common Shares purchasable upon the exercise of stock options by director nominees and executive officers, and 37,500 shares of restricted stock that are not exercisable within 60 days of May 5, 2005.

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ACTIONS TO BE TAKEN AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS

PRESENTATION OF INFORMATION

        In March 2005, the Company entered into several agreements to acquire 100% of the combined operations of two leading FM radio stations in Romania, Kiss FM and Radio Star, for a total price consideration of €22.5 million from MG Media Group Holding S.A. ("MGM"), the beneficial owner of the shares of European Radio Investments Limited ("ERI"), a company which owns the share capital of Radio Contact SA ("RC"), the owner and operator of Kiss FM and Radio Star. Pending a corporate reorganization of the Romanian television and radio interests owned by SBS, legal title to the ERI Shares is held by Mr. Anthony Ghee, a director of the Company. Mr. Ghee is also a Partner in the Anglo-German law firm Taylor Wessing, and acted as legal adviser to ERI when ERI originally acquired RC. The shares are held by Mr. Ghee in trust for the sole benefit of the Company, and Mr. Ghee has agreed to exercise voting power in accordance with the wishes of the Board of the Directors of the Company. Upon the corporate restructuring being completed, legal title of the ERI shares will be transferred to the Company. The Audio-visual National Council of Romania has confirmed that this ownership structure complies with the applicable Romanian media laws and regulations, and Mr. Ghee did not participate in the Board's decisions to approve the foregoing trust arrangements or the acquisition of Kiss FM and Radio Star, given his relationship with the Company, and his prior relationships with MGM and ERI.

        The foregoing information is presented pursuant to Article 57 of the Luxembourg Company Law and does not require shareholder approval.

ANNUAL GENERAL MEETING

        The Articles of Incorporation of the Company provide that the Annual General Meeting of Shareholders shall be held in Luxembourg at the registered office of the Company, or at such other place in Luxembourg as may be specified in the notice of meeting, on the last Friday in June of each year at 9:00 a.m. Effective as of January 1, 2005, Luxembourg companies have the obligation to approve the annual and consolidated accounts within six months following the end of each accounting year. The accounting year of the Company ends on December 31 of each year.

ELECTION OF DIRECTORS

        The Company's Articles of Incorporation provide that the Board of Directors shall consist of at least five persons. Currently there are nine directors. The Board of Directors has recommended nine nominees for election as directors of the Company. Persons are elected directors by a simple majority of the shareholders present and voting. For the purpose of electing directors, each shareholder is entitled to one vote for each Common Share held in respect of each of the nine directors to be elected.

        The accompanying proxy solicited by the Board of Directors will be voted for the election of the nine nominees named below, unless the proxy card is marked to withhold authority to vote. Each nominee is currently a member of the Company's Board of Directors and was previously elected to the present term of office by shareholders of the Company.

        The nominees for election are:

Harry Evans Sloan	James McNamara
Anthony Ghee	Shane O'Neill
Ferdinand Kayser	Mark Schneider
Benjamin Lorenz	Markus Tellenbach
Edward McKinley

5

        If any of the nominees should become unavailable for election to the Board of Directors, the persons named in the proxy or their substitutes shall be entitled to vote for a substitute to be designated by the Board of Directors. The Board of Directors has no reason to believe that it will be necessary to designate a substitute nominee.

Information Regarding Nominees for Election to the Board of Directors

        Set forth below is information regarding each nominee to serve on the Board of Directors. The ages shown in parentheses below are as of May 5, 2005.

        Mr. Sloan (55) has served as Executive Chairman since September 2002 and Chairman of the Board of Directors of SBS since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax Media Inc. ("ZeniMax") and Lions Gate Entertainment Corp. Mr. Sloan is a citizen of the United States.

        Mr. Ghee (47) has served as a director of SBS since October 1994. Since May 1, 2003, Mr. Ghee has been a partner in the Anglo-German law firm Taylor Wessing, where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. Prior to that, he was a partner in the English law firm Ashurst. He has been SBS's principal European media law adviser since 1990 and served as Company Secretary of SBS from October 1992 until December 1996. Taylor Wessing (and previously Ashurst) provides legal services to SBS from time to time as and when requested by management. From October 1, 2004 to April 30, 2005, Taylor Wessing received fees from SBS in the amount of €125,508. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Mr. Kayser (46) has served as a Director of SBS since December 3, 2004. Since 2002, Mr. Kayser has served as President and Chief Executive Officer of SES-ASTRA, S.A., Luxembourg. From 1997 to 2002, Mr. Kayser served as Managing Director of Premier Medien GmbH & Co. KG in Germany. From 1993 to 1996, Mr. Kayser was Executive Vice President and member of the Management Board of RTL Television and on the board of directors of RTL subsidiaries in Germany, Belgium, Holland and France. Mr. Kayser is a citizen of Luxembourg.

        Mr. Lorenz (56) has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley (53) has served as a director of SBS since March 2002. Mr. McKinley is a private investor, after a 20-year career at Warburg, Pincus LLC. Mr. McKinley began his career with Warburg in New York in 1984, opened and ran the firm's Los Angeles office in 1988, and between 1993 to 2002, was responsible for the firm's private equity activities in Europe. Prior to joining Warburg, he was a consultant with McKinsey and Co. for 4 years in New York. Mr. McKinley is a citizen of both the United States and the United Kingdom. Mr. McKinley serves on the boards of Pharmion, Inc. and several private companies in the US and Europe.

        Mr. McNamara (51) has served as a director of SBS since July 1998. Since April 2005, Mr. McNamara has served as Chairman and Chief Executive Officer of Panamax Films. From August 1999 until April 2005, Mr. McNamara served as President and Chief Executive Officer of Telemundo Communications Group. From 1996 until 1998, Mr. McNamara was President of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill (44) has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer of UGC Europe Inc. and President of the chello media division of UGC Europe, Inc. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with

6

Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider (49) has served as director of SBS since December 1999. Mr. Schneider has served as a consultant for UnitedGlobalCom Europe B.V since January 1, 2005. From September 2003 to December 2004, Mr. Schneider served as Chief Executive Officer of the chello media division of UGC Europe, Inc. From April 1997 to September 1998, he served as President of UPC and from September 1998 until September 2001, he served as Chief Executive Officer of UPC. Mr. Schneider is a director of UGC, Priority Telecom, ispire corporation ltd., United Communications Ltd and ZeniMax. Mr. Schneider is a citizen of the United States.

        Mr. Tellenbach (44) has served as a director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002 and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chief Executive Officer of KirchPay TV GmbH & Co. and Chief Executive Officer of Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general television entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

EXECUTIVE OFFICERS

        In addition to Harry Evans Sloan, Executive Chairman, and Markus Tellenbach, President and Chief Executive Officer, the Company's other executive officers are: Juergen von Schwerin, Chief Financial Officer and Senior Vice President; Erik T. Moe, Senior Vice President Legal & Business Affairs, General Counsel and Company Secretary; Frank Eijken, Senior Vice President Sales & Marketing; Eric Hansen, Senior Vice President Radio Operations; Christian Anting, Senior Vice President Digital Media, and Bart Soepnel, Senior Vice President International Program Acquisitions. Set forth below is information regarding Messrs. von Schwerin, Moe, Hansen, Eijken, Anting and Soepnel. The ages shown in parentheses below are as of May 5, 2005.

        Mr. von Schwerin (48) has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2001, Mr. von Schwerin served in several managing director positions with ProSiebenSat.1 Group of companies, as well as Head of Finance of MGM Media Gruppe München. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

        Mr. Moe (46) has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary of SBS since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at Central European Media Enterprises Ltd. (CME). From 1994 to 1997, Mr. Moe worked as an attorney with the international law firm Shearman & Sterling in New York, specialising in international finance. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken (50) has served as Senior Vice President Sales & Marketing of SBS since January 2003. From 2000, Mr. Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was Managing Director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in The Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a member of the Supervisory Board of AFC Ajax N.V. Mr. Eijken is a citizen of The Netherlands.

7

        Mr. Hansen (47) has served as Senior Vice President Radio Operations since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. From 1989 to August 2002, Mr. Hansen worked at The Voice, a Copenhagen-based radio station and a subsidiary of SBS, where he began as Sales Director. He became General Manager of The Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen is a citizen of Denmark.

        Mr. Anting (34) has served as Senior Vice President Digital Media of SBS since June 2004, having previously served as Vice President Corporate Development & International Sales since July 2002, and Vice President Corporate Affairs from January 2000 to June 2002. From July 1999 until December 2000, Mr. Anting was Executive Assistant to the Chief Executive Officer of Kirch Pay TV GmbH&Co and Premiere World, Germany's leading pay TV operator. Prior to that, from July 1997 until July 1999, Mr. Anting worked as Senior Program Development Manager for DF1, a division of the Kirch Pay TV Group. Mr. Anting is a citizen of Spain.

        Mr. Soepnel (47) has served as Senior Vice President International Program Acquisitions since January 2003, having previously served as Vice President Program Acquisitions since 1999. Mr. Soepnel joined the Company's Dutch operations of SBS6 at the stations launch in 1995, as Director of Program Acquisitions and Scheduling. Prior to that, Mr. Soepnel worked since 1989 at Veronica television (then operated by Holland Media Group) in a number of positions, including Editor, Current Affairs Programming and Head of Acquisitions. With a masters degree in political science from the University of Amsterdam, Mr. Soepnel began his career as a journalist and reporter for Avro, a Dutch public television and radio broadcaster. Mr. Soepnel is a citizen of the Netherlands.

Arrangements for Election of Directors

        Pursuant to the 2000 private placement agreement (described above), SBS agreed to nominate one UPC designee for election as a director of SBS so long as UGCH and its affiliated companies hold at least 3,000,000 Common Shares or eight percent of SBS's outstanding Common Shares. Pursuant to the novation agreement dated April 8, 2003, all rights and benefits of UPC under the private placement and any related instruments were assigned to UGC Europe, including the right to designate one director for nomination to the SBS Board, who is currently Mark Schneider. UGC Europe has designated Shane O'Neill as its nominee for election to the SBS Board of Directors at the 2005 Annual General Meeting of Shareholders.

Directors' Fees and Expenses

        In order to attract and retain highly qualified independent directors, the Company compensates non-executive directors for service on the Board with cash and share incentives. See also "Information Regarding Nominees for Election to the Board of Directors" and "Security Ownership of Principal Shareholders and Management".

        Effective January 1, 2005, non-executive directors other than directors (i) who serve or have served by operation of contract; or (ii) are members of professional service firms that provide professional services to the Company, each of whom has been determined by the Board of Directors to be "independent" under the applicable corporate governance listings standards of the National Association of Security Dealers, Inc. ("NASD"), are entitled to receive an annual fee of €25,000 for four regular Board meetings, €1,500 for each in-person Board meeting attended and €750 for each significant special telephonic Board meeting attended. These non-executive directors are Messrs. Kayser, Lorenz and McKinley and McNamara (and are referred to herein as "qualified" directors). All fees are payable quarterly in arrears.

        Qualified non-executive independent directors elected to the Board of Directors at the Annual General Meeting of Shareholders on June 24, 2005 will each receive 5,000 ten-year options to purchase SBS Common Shares, subject to the terms of the Company's 2004 Share Incentive Plan. The stock options will vest in eight equal semi-annual instalments over four years, and will be subject to continued membership on the Board on the relevant vesting date. All vested options will expire 90 days after the director is no longer a member of the Board of Directors.

8

        All Board members are entitled to reimbursement of expenses incurred in connection with attending meetings of the Board of Directors.

Board Meetings

        The Board of Directors held eight meetings during 2004 and has held four meetings to date in 2005. The Board does not involve itself with the day-to-day operations of the business. Instead the Board meets periodically with management to review the Company's performance and future business strategy. Members of the Board also regularly consult with management to keep informed about the Company's progress. The Board of Directors intends to continue to hold regular board meetings on a quarterly basis and special board meetings as necessary. The Board has determined that each director nominee, other than Messrs. Sloan and Tellenbach, is "independent" under the applicable corporate governance listing standards of the NASD.

Board Committees

        The Board also conducts business through four standing committees: the Audit Committee, the Compensation Committee, the Nominations Committee and the Strategic Committee. Ad hoc committees of members of the Board of Directors are convened periodically to deal with specific projects in which the Company is involved. By way of compensation for serving on the committees of the Board, each committee member is entitled to receive €1,000 for each in person meeting attended and €500 for each significant telephonic meeting, with all fees payable quarterly in arrears.

Audit Committee

        The Audit Committee is generally responsible for overseeing the Company's accounting and financial reporting processes and the audits and financial statements of the Company. Specifically, the Audit Committee assists the Board of Directors in monitoring various internal controls and risk areas, including: the integrity of the Company's financial statements and disclosure controls; the Company's compliance with legal and regulatory requirements; and the qualifications, independence and performance of the Company's independent auditors. The Audit Committee meets periodically with representatives of the Company's auditors, Ernst & Young, to make inquiries regarding the manner in which the auditor's responsibilities are being discharged in relation to each annual audit or quarterly review of the Company's financial statements. The Audit Committee is responsible for the annual appointment of the auditors, subject to shareholder approval, with whom the Committee reviews the scope of audit and non-audit assignments and related fees, the Company's accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993 and currently consists of Messrs. Lorenz (Chairman), McKinley and McNamara. Messrs. Lorenz and McKinley have been designated by the Board of Directors as "audit committee financial experts" under the Sarbanes-Oxley Act of 2002 and the rules of the SEC there under. In September 2004, the Board of Directors approved an amended and restated Charter for the Audit Committee. A copy of the Charter for the Audit Committee is available free of charge upon request to the Corporate Secretary at the address set forth on the Notice of Annual General Meeting of Shareholders. The Audit Committee held six meetings during 2004 and has held two meetings to date during 2005.

        Management of the Company has the primary responsibility for the Company's financial statements and its reporting process, including all systems of internal controls. The Audit Committee is responsible for oversight of all aspects of the Company's financial reporting, internal control and audit functions. The Committee has reviewed the Company's financial statements with management and has recommended that Ernst & Young be selected as the Company's independent auditors, with the responsibility for expressing an opinion on the conformity of the audited financial statements with Luxembourg GAAP and US GAAP. The Committee has received written confirmation from Ernst & Young of its independence within the meaning of the Securities Act administered by the SEC and the requirements of the Independence Standards Board Standard No. 1. The Committee has reviewed with Ernst & Young those matters required by Statement on Auditing Standards No. 61. In reliance on the foregoing, the Committee

9

recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the period ended December 31, 2004 for filing with the SEC. Each member of the Audit Committee has been determined by the Board of Directors to be an "independent director" under the applicable rules of the SEC and NASD corporate governance listing standards.

        Fees for professional services provided by our independent auditors, Ernst & Young, in each of the last two fiscal years, in each of the following categories (in euro thousands) were:

	Year ended December 31,
	2003	2004
Audit Fees	€1,189	€1,173
Audit-Related Fees	429	293
Tax Fees	539	430
All Other Fees	—	—

Total Fees	€2,157	€1,896

        Fees for audit services include fees associated with the annual audit and the review of our annual report on Form 20-F, the reviews of our quarterly reports on Form 6-K, and statutory audits required outside the United States. Audit-related fees principally included due diligence in connection with acquisitions, accounting consultation and audits in connection with consummated acquisitions. Tax fees included tax compliance, tax advice and tax planning.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses, and share incentive awards for the principal executive officers of the Company. The Compensation Committee also administers the Company's Share Incentive Plans. The Compensation Committee was formed in January 1993 and currently consists of Messrs. McNamara (Chairman), Lorenz, McKinley and Schneider. The Compensation Committee held nine meetings during 2004 and has held two meetings to date during 2005.

Nominations Committee

        The Nominations Committee was formed in December 2003 and currently consists of Messrs. McKinley (Chairman), Lorenz and McNamara. The Nominations Committee advises the Board on its organization, membership and function, including the identification and recommendation of director nominees and the membership of each committee of the Board. In September 2004, the Board of Directors approved the Charter for the Nominations Committee, which is available free of charge upon request to the Corporate Secretary at the address set forth on the Notice of Annual General Meeting of Shareholders. The Nominations Committee held two meetings during 2004 and has held two meetings to date during 2005.

Strategic Committee

        The Strategic Committee was formed in December 2003 and currently consists of Messrs. Sloan, Lorenz, McKinley, McNamara and Tellenbach. The Strategic Committee advises the Board and senior management of the Company regarding strategic issues, including possible major transactions and other matters of strategic importance, such as material acquisitions, disposals and financings. The Committee meets from time to time to consider specific matters at the request of the Board of Directors and to make recommendations to the Board of Directors. From time to time, non-executive Committee members also provide informal advice to the Company's senior management on specific matters under consideration.

10

Executive Compensation

Total Compensation

        During 2004, an aggregate of approximately €5.8 million was paid in cash by us to our executive officers as a group for services rendered during 2004 in all capacities. In addition, such officers were granted ten-year options to purchase 575,000 Common Shares, in addition to their salaries. At their respective dates of grant, these options had an estimated aggregate fair market value of €6.6 million.

Employment and Consulting Agreements

        Harry Sloan has an agreement to serve as Executive Chairman of SBS and Executive Chairman of the Board of Directors for a fixed term of three years, effective September 1, 2004, at an annual base salary of $600,000. Mr. Sloan is entitled to receive an annual strategic bonus based on performance at the discretion of the Compensation Committee if the Company meets annual operating and financial performance measures established by the Board of Directors, and a contractual target bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for the year. Mr. Sloan and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. Under the agreement, on July 8, 2004, Mr. Sloan was granted ten-year options to purchase 250,000 Common Shares, exercisable at $31.00 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing January 8, 2004, and expiring July 7, 2014.

        In connection with previous employment arrangements, Mr. Sloan was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 1, 2002, options to purchase 666,674 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing March 1, 2003 and expiring July 1, 2012. These options are fully vested and currently exercisable;

  •
  September 1, 2001, options to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares, exercisable at $33.00 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing June 30, 2002, and expiring August 31, 2011. Of the options to purchase an aggregate of 100,000 Common Shares referred to in the preceding sentence, in March 2003, Mr. Sloan elected to (i) forfeit options to purchase 16,667 Common Shares, exercisable at $26.00 per Common Share that vested on December 31, 2002; (ii) forfeit options to purchase 25,000 Common Shares that were due to vest on June 30, 2003, exercisable at $33.00 per Common Share; and (iii) forfeit options to purchase 25,000 Common Shares, exercisable at $33.00 per Common Share that were due to vest on December 31, 2003, therefore forfeiting options to purchase a total of 66,667 Common Shares. The remaining options to purchase 33,333 Common Shares are fully vested and currently exercisable;

  •
  January 1, 1999, options to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and 333,333 Common Shares, exercisable at $30.00 per Common Share, vesting in six equal cumulative semi-annual instalments, commencing June 30, 1999, and expiring December 31, 2008. The options to purchase 1,000,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable;

  •
  January 1, 1997, options to purchase an aggregate of 500,000 Common Share, exercisable at $18.00 per Common Share for 250,000 shares and exercisable at $22.50 per Common Share for the remaining 250,000 shares. The options to purchase an aggregate of 500,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable;

  •
  August 14, 1994, options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 shares (which Mr. Sloan exercised on August 13, 2004), and 125,000 Common Shares, exercisable at $22.50 per Common Share, and the remaining 125,000 Common

11

    Shares, exercisable at $27.00 per Common Share, all of which are fully vested and currently exercisable and were due expire August 14, 2004 but where expiration was extended to August 14, 2008 by the Board of Directors on July 8, 2004; and

  •
  March 4, 1993, options to purchase 306,134 Common Shares, subject to anti-dilution protection, exercisable at $16.875 per Common Share, due to expire on March 4, 2003, which was extended to March 6, 2006 by the Board of Directors on December 10, 2002. The options to purchase 306,134 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Markus Tellenbach serves as President and Chief Executive Officer of SBS pursuant to an agreement between SBS and Convers Media Europe Limited Partnership ("Convers Media"), for a fixed term of 3 years, effective January 1, 2005. Under the agreement, Convers Media will receive from SBS a base management fee for calendar year 2005 of €1,200,000, and for calendar years 2006, 2007 and 2008, €1,250,000 per year. In addition, Convers Media is entitled to a variable annual incentive management fee (the "Annual Incentive Payment"), based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for each calendar year. The target Annual Incentive Payment for calendar year 2005 will be €600,000, and for calendar years 2006, 2007 and 2008, will be €700,000 per year. The Annual Incentive Payment will be paid in either cash, Common Shares or any combination thereof at the election of Convers Media. Mr. Tellenbach and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. Under the agreement, on December 14, 2004, Mr. Tellenbach was awarded ten-year options to purchase 300,000 Common Shares, exercisable at €26.78 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 14, 2005, and expiring December 13, 2014.

        In connection with previous management service arrangements, Mr. Tellenbach was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase (i) 300,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013; and (ii) a restricted stock award of 40,000 Common Shares that will vest in eight equal cumulative semi-annual instalments, commencing June 5, 2004 and expiring December 4, 2014. 10,000 shares of such restricted stock have fully vested and been sold;

  •
  July 2, 2002, options to purchase 400,000 Common Shares, exercisable at €14.186 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 400,000 Common Shares referred to in the preceding sentence, Mr. Tellenbach exercised options to acquire 300,000 Common Shares in April 2005. The options to purchase the remaining 100,000 Common Shares are fully vested and currently exercisable; and

  •
  November 22, 2000, options to purchase an aggregate of 300,000 Common Shares, exercisable at $27.39 per Common Share with respect to 200,000 Common Shares and with respect to 100,000 Common Shares, exercisable at $34.24 per Common Share. In March 2003, Mr. Tellenbach elected to (i) forfeit the options to purchase 66,667 Common Shares, exercisable at $27.39 per Common Share; and (ii) forfeit the options to purchase 33,333 Common Shares, exercisable at $34.24 per share. The remaining options to purchase 200,000 Common Shares are fully vested and currently exercisable.

        Juergen von Schwerin has an agreement with SBS to serve as Chief Financial Officer and Senior Vice President until December 31, 2007, at an annual base salary of $527,000 through to December 31, 2005; $539,400 from January 2006; and $551,800 from January 2007 for the remainder of the term of the agreement. In addition to salary, Mr. von Schwerin is entitled to an annual incentive bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for each calendar year. Mr. von Schwerin's target bonus for 2005 is €175,000; €185,000 for 2006; and €195,000 for 2007. Mr. von Schwerin

12

receives a monthly housing and cost of living allowance of €3,500 for the remainder of the term of the agreement. Mr. von Schwerin and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. von Schwerin was awarded (i) ten-year options to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013; and (ii) a restricted stock award of 20,000 Common Shares that vests in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2014. 5,000 shares of such restricted stock have fully vested and been sold.

        In connection with previous employment arrangements, Mr. von Schwerin was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 2, 2002, options to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 100,000 Common Shares referred to in the preceding sentence, Mr. von Schwerin exercised options to acquire 50,000 Common Shares in April 2005. The options to purchase the remaining 50,000 Common Shares are fully vested and currently exercisable; and

  •
  May 15, 2001, options to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and 20,000 Common Shares, exercisable at $31.875 per Common Share, vesting in six equal cumulative semi-annual instalments, commencing November 15, 2001 and expiring May 15, 2011. The options to purchase an aggregate of 60,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Erik T. Moe has an agreement with SBS to serve as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary until December 31, 2007, at an annual base salary of $514,600. In addition to salary, Mr. Moe is entitled to an annual incentive bonus based upon the financial performance of the SBS group measured by comparing the Company's actual consolidated adjusted EBITDA performance against budgeted adjusted EBITDA for the year. Mr. Moe's target bonus is €138,333 for each year during the term of the agreement. Mr. Moe receives a monthly housing and cost of living allowance of €3,500. Mr. Moe and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 5, 2003, Mr. Moe was awarded ten-year options to purchase 150,000 Common Shares, exercisable at $31.05 per Common Share, vesting in eight cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 3, 2013.

        In connection with previous employment arrangements, Mr. Moe was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  July 2, 2002, options to purchase 100,000 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing January 1, 2003, and expiring July 1, 2012. Of the options to purchase 100,000 Common Shares referred to in the preceding sentence, Mr. Moe exercised options to acquire 50,000 Common Shares in April 2005. The options to purchase the remaining 50,000 Common Shares are fully vested and currently exercisable; and

  •
  November 22, 2000, options to purchase an aggregate of 60,000 Common Shares, exercisable with respect to 40,000 Common Shares at $25.50 per Common Share and 20,000 Common Shares, exercisable at $31.875 per Common Share. The options to purchase 60,000 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Frank Eijken has an agreement with SBS to serve as Senior Vice President Sales & Marketing until December 14, 2005, at an annual base salary of €350,000. Mr. Eijken is entitled to an annual incentive bonus based upon performance, with a target bonus in 2005 of €220,000. Mr. Eijken and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On December 11, 2002, Mr. Eijken was awarded

13

ten-year options to purchase an aggregate of 100,000 Common Shares, exercisable at €14.373 per Common Share, vesting in six equal cumulative semi-annual instalments, commencing July 1, 2003 and expiring December 10, 2012. Of the options to purchase 100,000 Common shares referred to in the preceding sentence, Mr. Eijken exercised options to acquire 33,334 Common Shares in March 2005. In the event that Mr. Eijken's employment agreement is not renewed, all of the unvested options will vest and become exercisable.

        In connection with previous employment arrangements, Mr. Eijken was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  November 22, 2000, options to purchase an aggregate of 12,500 Common Shares, exercisable with respect to 8,333 Common Shares at $25.50 per Common Share and $31.875 per Common Share for the remaining 4,167 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001 and expiring November 21, 2010. The options to purchase an aggregate of 12,500 Common Shares referred to in the preceding sentence are fully vested and currently exercisable; and

  •
  February 16, 2000, options to purchase 25,000 Common Shares, exercisable at $60 per Common Share which Mr. Eijken exchanged for 1,238 Common Shares in July 2003.

        Eric Hansen has an agreement with SBS to serve as Senior Vice President Radio Operations for a fixed term of three years, effective January 1, 2005, at an annual base salary of €300,000 for 2005; €315,000 for 2006; and €330,000 for 2007. Mr. Hansen is entitled to receive an annual incentive bonus based upon performance, with a target bonus of €150,000 for 2005; €157,000 for 2006; and 165,000 for 2007.

        In connection with previous employment arrangements, Mr. Hansen was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase 50,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring June 4, 2014;

  •
  August 8, 2003, options to purchase 4,000 Common Shares exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments commencing February 8, 2004, and expiring August 7, 2013;

  •
  February 16, 2000, options to purchase 8,750 Common Shares, exercisable at $60.00 per Common Share, which Mr. Hansen exchanged for 489 Common Shares in December 2002; and

  •
  November 22, 2000, options to purchase an aggregate of 8,750 Common Shares, exercisable with respect to 5,833 Common Shares at $25.50 per Common Share and exercisable at $31.875 per Common Share for the remaining 2,917 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001, and expiring November 21, 2010. The options to purchase an aggregate of 8,750 Common Shares referred to in the preceding sentence are fully vested and currently exercisable.

        Christian Anting has an agreement with SBS to serve as Senior Vice President Digital Media for a fixed term of three years, effective June 1, 2004, at an annual base salary of €240,000 until May 31, 2005; €275,000 from June 1, 2005; and €315,000 from June 1, 2006 for the remainder of the term of the agreement. In addition to salary, Mr. Anting is entitled to an annual incentive performance-based bonus. The target bonus is €75,000 for 2005; and €90,000 for 2006. Mr. Anting will receive a monthly housing, cost of living and car allowance of €2,700, and is eligible along with his immediate family to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On June 29, 2004, Mr. Anting was awarded ten-year options to purchase 25,000 Common Shares, exercisable at €25.07 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing December 28, 2004, and expiring June 28, 2014.

14

        In connection with previous employment arrangements, Mr. Anting was granted the following ten-year options to purchase SBS Common Shares on the following dates:

  •
  December 5, 2003, options to purchase 15,000 Common Shares, exercisable at €25.52 per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004, and expiring December 4, 2013; and

  •
  August 8, 2003, options to purchase 2,000 Common Shares, exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing February 8, 2004, and expiring August 7, 2013.

        Bart Soepnel has an agreement with SBS to serve as Senior Vice President International Program Acquisitions for a fixed term of three years and four months, effective September 1, 2003, at an annual base salary of €306,168 for 2005; and €315,348 from January 1 2006 through December 31, 2006. Mr. Soepnel will be entitled to an annual incentive bonus based upon performance, with a target bonus of €91,850 for 2005; and €94,604 for 2006. Mr. Soepnel and his immediate family are entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS group for its employees. On April 25, 2005, Mr. Soepnel was awarded ten-year options to purchase 25,000 Common Shares, exercisable at €36.36 per Common Share, vesting in eight equal, semi-annual instalments, commencing October 25, 2005, and expiring April 24, 2015.

        In connection with previous employment arrangements, Mr. Soepnel was granted the following ten-year options to purchase SBS Common Shares:

  •
  December 5, 2003, options to purchase 50,000 Common Shares, exercisable at €25.52, per Common Share, vesting in eight equal cumulative semi-annual instalments, commencing June 5, 2004 and expiring December 4, 2013.

  •
  August 8, 2003, options to purchase 3,000 Common Shares, exercisable at €19.98 per Common Share, vesting in four equal cumulative semi-annual instalments, commencing February 8, 2004 and expiring August 7, 2013;

  •
  November 22, 2000, options to purchase an aggregate of 5,000 Common Share, exercisable with respect to 3,333 Common Shares at $25.50 per Common Share and exercisable at $31.875 per Common Share for the remaining 1,667 Common Shares, vesting in six equal cumulative semi-annual instalments, commencing May 31, 2001 and expiring November 21, 2010. The option to purchase an aggregate of 5,000 Common Shares referred to in the preceding sentence is fully vested and currently exercisable; and

  •
  February 16, 2000, options to purchase 5,000 Common Shares, exercisable at $60 per Common Share which Mr. Soepnel exchanged for 305 Common Shares in December 2002.

Current and Prior Share Incentive Plans

  2004 Share Incentive Plan

        Effective December 2004, the Company adopted a new Share Incentive Plan, the 2004 Share Incentive Plan (the "Plan"). The Company's Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

        The Plan permits the grant of stock options, stock appreciation rights (SARs), restricted stock and restricted stock units to employees, directors and consultants. The Plan will remain effective until all shares subject to it have been acquired in accordance with the Plan's provisions. The Plan is administered by the Compensation Committee of the Board, who may amend, modify, suspend or terminate the Plan. However, material amendments to the Plan will require shareholder approval. The Board of Directors may, in its discretion, redeem or exchange awards under the Plan in consideration for cash, Common Shares, options, SARs or a combination of the foregoing. The Board of Directors may also in its discretion,

15

amend the terms of outstanding awards under the Plan, provided that the amendments are not inconsistent with the provisions of the Plan. Share incentive awards that terminate without issue of shares shall be available again for grant under the Plan.

        The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of May 5, 2005, the total number of share incentives granted was 2,282,775 of which 1,495,000 share incentives were issued to executive officers and directors as a group (14 persons), including 60,000 shares of restricted stock. As of May 5, 2005, options to purchase an aggregate of 2,212,800 Common Shares were outstanding under the Plan. Of this aggregate amount, options to purchase 426,875 Common Shares were either fully vested or vest within 60 days of May 5, 2005. The options have exercise prices of between $30.51 and $47.15 per Common Share, with expiration dates ranging from December 2013 to April 2015.

  1992 and 1994 Share Incentive Plans

        The Plan replaces the 1994 Share Incentive Plan, which expired on October 17, 2004, although options granted pursuant to the 1994 Share Incentive Plan remain outstanding. The Company has previously adopted a 1992 Share Incentive Plan, which expired on December 8, 2002, although options granted pursuant to the 1992 Share Incentive Plan remain outstanding. The Company reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of May 5, 2005, options to purchase 7,797,218 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

        As of May 5, 2005, options to purchase an aggregate of 5,245,967 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,186,760 Common Shares were either fully vested or vest within 60 days of May 5, 2005. The options have exercise prices of between $16.00 and $60.00 per Common Share, with expiration dates ranging from August 2005 to June 2013. As of May 5, 2005, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 3,342,474 Common Shares under the 1992 and 1994 Share Incentive Plans.

  Long-Term Employees Stock Ownership Plan

        In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of May 5, 2005, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

ACQUISITION OF COMMON SHARES

        The Board of Directors believes that there have been periods during which the prices at which the Company's Common Shares trade has been more of a reflection of volatility in the international capital markets than the underlying value of the Company's operations and assets. The Board of Directors believes in both the short-term and long-term prospects of the Company and accordingly believes that the use of a portion of the Company's cash reserves to repurchase the Company's Common Shares may be an efficient way to increase shareholder value depending upon market conditions. The Board therefore recommends that shareholders authorize the repurchase by the Company of up to 10% of its subscribed capital. The Company has received shareholder authorization to repurchase up to 10% of its subscribed capital at the annual general meetings of shareholders in 1998, 2001, 2002, 2003 and 2004.

        Under Luxembourg law, the Company is required to obtain shareholders' authorization to acquire its own stock. The par value of the shares that the Company is allowed to acquire may not exceed 10% of the subscribed capital. The Company must use its distributable reserves for the purchase and may purchase

16

only fully paid shares. The duration for which the authorization is granted may not exceed 18 months and this authorization must include minimum and maximum prices to be paid for the shares. Acquired shares may not be voted, are not entitled to dividend payments, and will be cancelled if not resold within a period of three years.

        To provide maximum flexibility, the Board recommends that the authorization to repurchase Common Shares be extended for 18 months with a minimum repurchase price of €2.00 per Common Share and a maximum price of €60.00 per Common Share. The recommended minimum price is the par value of the Company's Common Shares and the recommended maximum price is approximately the same maximum price at which the Company's shareholders have previously authorized repurchases of the Company's Common Shares based on the prevailing price of the Common Shares. Pursuant to previous shareholder authorizations, at October 12, 2004 the Company acquired 857,491 Common Shares, which it holds as treasury shares and used in connection with the exercise of stock options. As at May 5, 2005, the Company has issued from its treasury reserve 726,968 Common Shares. Based upon the number of subscribed and outstanding Common Shares at May 5, 2005, the repurchase of 10% of the Company's subscribed capital would amount to €6.3 million at the minimum price and €188.1 million at the maximum price.

        Accordingly, shareholders are being asked to authorize the repurchase by the Company of up to 10% of its subscribed capital at a minimum price of €2.00 per Common Share and a maximum price of €60.00 per Common Share to be effected by the Company's Board of Directors. Any such purchases will be made in the open market or in privately negotiated transactions at prevailing prices. The timing and volume of any such purchases under the repurchasing program will depend upon market conditions. The authorization shall be valid for a period of up to 18 months from the date of shareholder approval.

APPROVAL OF THE CONSOLIDATED AND UNCONSOLIDATED
FINANCIAL STATEMENTS, DIVIDENDS AND DISCHARGE OF DUTIES

        Under Luxembourg law and the Company's Articles of Incorporation, the Company is required to submit to shareholders for approval the Company's consolidated and unconsolidated financial statements, prepared in accordance with Luxembourg GAAP, along with the reports of the statutory auditor of the Company in relation to such financial statements. Enclosed herewith are the consolidated and the unconsolidated financial statements of the Company for the year ended December 31, 2004, along with the reports of the statutory auditor and the independent auditor in relation to such financial statements. The Board of Directors has determined that no dividends for the year ended December 31, 2004 shall be distributed by the Company to its shareholders and that the undistributed profits shall be allocated for an amount of €86,851 to the legal reserve of the Company and that all remaining undistributed profits shall be transferred to the retained earnings of the Company with respect to the year ended December 31, 2004.

        Specifically, shareholders are being asked to take the following actions:

  (i)
  To approve the consolidated and unconsolidated financial statements of the Company prepared in accordance with Luxembourg GAAP for the year ended December 31, 2004, which statements include a balance sheet, profit and loss account and notes on the accounts for the Company for the year ended December 31, 2004;

  (ii)
  To approve the determination that no dividends shall be paid to the shareholders with respect to the year ended December 31, 2004 and that the undistributed profit shall be allocated for an amount of €86,851 to the legal reserve of the Company, according to Luxembourg Law on commercial companies as amended, and that all remaining undistributed profits shall be transferred to the retained earnings of the Company; and

  (iii)
  To discharge the Board of Directors and Ernst & Young, Société Anonyme, the statutory auditors of the Company, in respect of the proper performance of their duties for the year ended December 31, 2004.

17

APPOINTMENT OF STATUTORY AND INDEPENDENT AUDITOR

        The selection of the statutory and independent auditor for the Company for the year ended December 31, 2005, is being submitted to shareholders for approval. The Board of Directors has selected Ernst & Young, Société Anonyme, to serve as the Company's statutory auditor and Ernst & Young Accountants to serve as the Company's independent auditor for the year ended December 31, 2005, subject to ratification by the holders of a majority of the Common Shares represented at the Annual General Meeting and any adjournment thereof.

              The Board of Directors recommends that shareholders vote FOR the Board's nominees for election as Directors and IN FAVOR OF all other matters requiring a shareholder vote as set forth in the foregoing Notice of Annual General Meeting of Shareholders. Returned proxies solicited by the Board of Directors will be so voted unless shareholders specify otherwise.

FINANCIAL STATEMENTS

        Accompanying this proxy statement are the Company's audited consolidated and unconsolidated financial statements prepared in accordance with Luxembourg GAAP for the year ended December 31, 2004.

        Prior to June 30, 2005, the Company will file its Annual Report on Form 20-F for 2004 with the SEC that includes the audited consolidated financial statements of the Company, prepared in accordance with the generally accepted accounting principles in the United States (US GAAP). Copies of the Company's Annual Report for 2004 will be available free of charge upon request to the Company Secretary at the address set forth on the Notice of Annual General Meeting of Shareholders.

18

OTHER MATTERS

        At the time of the preparation of this proxy statement, the Board of Directors knew of no other matters to be acted upon at the Annual General Meeting of Shareholders. If any other matters are properly presented for action at either meeting or at any adjournments thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

By Order of the Board of Directors
Harry Evans Sloan
Executive Chairman

Luxembourg
May 23, 2005

        IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

19

SBS Broadcasting S.A.
Société Anonyme

ANNUAL ACCOUNTS
December 31, 2004

and

REPORT OF THE STATUTORY AUDITOR

SBS BROADCASTING S.A.
ANNUAL ACCOUNTS

CONTENTS

Report of the statutory auditor	1
Balance sheet	2 - 3
Profit and loss account	4
Notes on the accounts	5 - 20

Ernst & Young Société Anonyme	Téléphone: +(352) 42 124-1 Fax: +(352) 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE STATUTORY AUDITOR

To the Shareholders of
SBS Broadcasting S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 3, 2004 we have audited the accompanying annual accounts of SBS Broadcasting S.A. for the year ended December 31, 2004. These accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of SBS Broadcasting S.A. as at December 31, 2004 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

                        ERNST & YOUNG
                        Société Anonyme

                        Jean-Marie GISCHER

Luxembourg, May 10, 2005

1

SBS Broadcasting S.A.
Société Anonyme
 BALANCE SHEET

December 31, 2004
(expressed in euro)

	2004	2003
Fixed assets

Tangible assets (Note 3)
Technical and other equipment	168,624	165,641
Financial assets
Shares in affiliated undertakings (Note 4)	190,644,514	186,968,781
Loans to affiliated undertakings (Note 4)	418,330,194	466,136,509
Own shares (Note 5)	11,425,162	27,418

	620,399,870	653,132,708
Current assets
Debtors
Amounts owed by affiliated undertakings	39,852,182	47,700,922
Other debtors	277,617	406,170
Program rights (of which euro 13,595,000 (2003: euro 14,132,654) is due after one year)	30,011,012	29,365,169

	70,140,811	77,472,261
Cash at bank and in hand	50,390,530	9,334,946

	120,531,341	86,807,207
Prepayments (Note 6)	3,724,535	6,270,042

	124,255,876	93,077,249
Creditors: amounts due and payable within one year
Amounts owed to affiliated undertakings	(31,425,543)	(23,146,685)
Other creditors	(6,593,671)	(10,593,233)
Program rights	(24,682,349)	(18,695,690)

	(62,701,563)	(52,435,608)
Net current assets	57,829,778	34,371,599

Total assets less current liabilities	682,122,807	693,939,990

The accompanying notes are an integral part of the annual accounts

2

SBS Broadcasting S.A.
Société Anonyme
 BALANCE SHEET — continued

December 31, 2004
(expressed in euro)

	2004	2003
Creditors: amounts due and payable after one year

12% senior notes due 2008 (Note 6)	(103,655,000)	(134,700,000)
Program rights	(9,043,000)	(8,127,000)
Other Creditors	(3,918,996)	(5,799,184)

	(116,616,996)	(148,626,184)

	565,505,811	545,313,806

Capital and reserves (Note 7)
Subscribed capital	64,615,172	63,746,656
Share premium	438,927,336	433,121,554
Legal Reserve	6,374,666	—
Reserve for own shares	11,425,162	27,418
Results brought forward	30,645,768	(82,172,249)
Profit/(loss) for the financial year	13,517,707	130,590,427

	565,505,811	545,313,806

The accompanying notes are an integral part of the annual accounts

3

SBS Broadcasting S.A.
Société Anonyme

PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2004

(expressed in euro)

	2004	2003
Turnover	34,884,174	31,400,430
Operating expenses	(16,083,125)	(16,007,365)
Administrative and selling expenses	(8,613,120)	(15,840,656)
Depreciation (Note 3)	(8,717)	(6,538)
Interest receivable and similar income (Note 9)	24,893,029	46,427,225
Value adjustment in respect of financial assets (Note 4)	(1,359,914)	(20,318,206)
Interest payable and similar charges (Note 10)	(15,070,620)	(66,743,868)
Extraordinary items (Note 11)	(5,124,000)	171,679,405

Profit for the financial year before taxation	13,517,707	130,590,427
Income taxes (Note 12)	—	—

Profit for the financial year	13,517,707	130,590,427

The accompanying notes are an integral part of the annual accounts

4

SBS Broadcasting S.A.
Société Anonyme

NOTES TO THE ACCOUNTS

December 31, 2004

NOTE 1 — GENERAL

    SBS Broadcasting S.A. (the Company) was incorporated on October 24, 1989 as a "Société Anonyme" under Luxembourg Company law and commenced operations in 1990. The Company operates a branch in Geneva, Switzerland.

    The Company was organized to acquire and operate commercial television and radio stations in Scandinavia and other areas in Europe, and has expanded its operations to include related other media activities.

    The Company also prepares consolidated accounts.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

    The annual accounts are prepared in accordance with generally accepted accounting principles and regulations in force in the Grand Duchy of Luxembourg.

    The accounts of the Company are expressed in euro.

    The significant accounting policies are as follows:

    Risks and Uncertainties

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the annual accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Financial assets

    Financial assets are stated at cost unless a permanent impairment of value has or is deemed to have occurred, in which case they are stated at the lower value.

    Cash dividends from investee companies are recorded as income when they are declared.

    Program rights

    Program rights and the related liabilities are recorded at their gross value when the contract is signed. These rights are either recharged and expensed when the program is aired, or amortized on an accelerated basis when the Company is entitled to more than one airing. An exception is the Paramount library agreement, which is amortized on a straight-line basis commencing upon the initial broadcast date in each territory. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

5

    Barter transactions

    Barter transactions represent the exchange of commercial airtime for programming, merchandise or services. The transactions are recorded in the profit and loss account at the fair market value of the asset received or service rendered.

    Technical and other equipment

    Technical and other equipment are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between a rate of 20 and 33% per annum.

    Warrants

    Proceeds received from the issue of warrants are accounted for as deferred income. If the warrants are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the share premium account on the date of the share issue. If the warrants expire the proceeds will be credited to the profit and loss account in the financial year in which the expiry date falls.

    Foreign currency translation

    The accounts of the Company are expressed in euro. Transactions in foreign currencies are translated into euro at the rates of exchange, which approximate the actual rates prevailing on the dates of the transactions. Assets and liabilities, excluding tangible assets and shares in affiliated undertakings, denominated in foreign currencies are translated into euro at the balance sheet date exchange rate. Tangible assets and shares in affiliated undertakings are translated at historic exchange rates. Realized exchange gains and losses as well as net unrealized exchange losses are reflected in the profit and loss account. Net unrealized exchange gains are accounted for as deferred income.

    Taxation

    Under Luxembourg fiscal regulations, the Company's fiscal balance sheet and results of operations are required to be expressed in euro. Any liability is recorded in the account as a current tax expense. Any deferred tax assets arising are not reflected in the accounts.

    Turnover

    Turnover consists primarily of management fees and rights to programs charged to affiliated undertakings in Scandinavia and other areas in Europe.

6

NOTE 3 — TANGIBLE ASSETS

Technical and other equipment
Cost:
At January 1, 2004	172,179
Additions	11,700
Disposals	—

At December 31, 2004	183,879

Accumulated depreciation:
At January 1, 2004	6,538
Provided during the year	8,717
Disposals	—

At December 31, 2004	15,255

Net book value:
At December 31, 2004	€168,624

At December 31, 2003	€165,641

7

NOTE 4 — FINANCIAL ASSETS

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Country of incorporation	Proportion of capital held	Cost December 31, 2003	Additions (Disposals) during the year	Cost December 31, 2004
Shares
Broadcast Norge AS	Norway	100%	42,081,675		42,081,675
Radio 1 Norge AS(8)	Norway	100%	12,004,806	1,505,993	13,510,799
SBS Broadcast Danmark A/S	Denmark	100%	76,484,304		76,484,304
Kanal 2 Prime Time A/S	Denmark	1%	485,945		485,945
Kanal 5 Holding AB	Sweden	100%	3,235,704		3,235,704
VT4 Limited	UK	100%	75,548,400		75,548,400
SBS Services (UK) Limited	UK	100%	2		2
TV Danmark 1 Limited	UK	100%	2		2
Romanian Broadcasting Corporation Limited	UK	46.5%	5,858,892	2,117,232	7,976,124
Scandinavian Broadcasting System (Jersey) Limited	Jersey	100%	2		2
Pro Radio Oy	Finland	100%	1,548,980		1,548,980
EBS International N.V.	Belgium	100%	70,500		70,500
Scandinavian Broadcasting System (SBS) Nederland B.V.	Netherlands	100%	28,706		28,706
MTM-SBS Televizio Rt.(1)	Hungary	49%	22,979,217		22,979,217
Option to acquire an additional 22.5% of the shares in MTM-SBS Televizio Rt.(1)	Hungary		26,675,471		26,675,471
Option to acquire an additional 16% of the shares in MTM-SBS Televizio Rt.(1)	Hungary		3,533,569		3,533,569
MTM Produkcio Kft.(2)	Hungary	100%	4,327,302		4,327,302
INTERAKTIV Televizios Musokeszito Kft	Hungary	80%	213,577		213,577
SBS Magyarorszagi Befektetesi Kft.	Hungary	97%	11,122		11,122
Impaller Broadcasting System d.o.o	Slovenia	100%	199,862		199,862
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB)	Sweden	100%	14,487		14,487
SBS Interactive AB	Sweden	100%	40,802		40,802
Broadcast Text International AB	Sweden	100%	2,622,673		2,622,673
Lampsi Radio Company S.A.(3)	Greece	100%	8,401,012	1,672,139	10,073,151
SBS Services (US) Inc.	USA	100%	112		112
Zenimax Media Inc.(6)	USA	12.5%	16,807,300		16,807,300
QXL ricardo plc	UK	1%	16,852,039		16,852,039
Telitas AS	Norway	9%	3,029,727	(3,029,727)	—
Lovesearch LP AB	Sweden	22%	1,375,161		1,375,161

			324,431,351	2,265,637	326,696,988

8

Accumulated value adjustment December 31, 2003	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2004	Net book value December 31, 2004	Net book value December 31, 2003

(12,000,000)	—		(12,000,000)	30,081,675	30,081,675
—	—		—	13,510,799	12,004,806
(54,014,919)	—		(54,014,919)	22,469,385	22,469,385
—	—		—	485,945	485,945
—	—		—	3,235,704	3,235,704
(25,548,400)	—		(25,548,400)	50,000,000	50,000,000
—	—		—	2	2
—	—		—	2	2

(4,162,846)	(1,445,894)		(5,608,740)	2,367,384	1,696,046
—	—		—	2	2
—	—		—	1,548,980	1,548,980
—	—		—	70,500	70,500
—	—		—	28,706	28,706
—	—		—	22,979,217	22,979,217
—	—		—	26,675,471	26,675,471
—	—		—	3,533,569	3,533,569
—	—		—	4,327,302	4,327,302
—	—		—	213,577	213,577
—	—		—	11,122	11,122
(199,862)			(199,862)	0
—	—		—	14,487	14,487
—	—		—	40,802	40,802
—	—		—	2,622,673	2,622,673
(4,000,000)	—		(4,000,000)	6,073,151	4,401,012
—	—		—	112	112
(16,807,300)	—		(16,807,300)	0
(16,835,764)	85,980		(16,749,784)	102,255	16,275
(2,770,010)	—	2,770,010	—	0	259,717
(1,123,469)	—		(1,123,469)	251,692	251,692

(137,462,570)	(1,359,914)	2,770,010	(136,052,474)	190,644,514	186,968,781

9

Financial assets consist of shares in and loans to subsidiaries and affiliated undertakings.

Details of the assets held and movements during the year are as follows:

Company	Cost December 31, 2003	Additions (Disposals) during the year	Cost December 31, 2004
Loans
Broadcast Norge AS, NOK 330,370,634 (NOK 146,396,506—2003), bearing interest at approximately 5%.	14,335,656	22,711,611	37,047,267
Broadcast Norge AS, USD NIL (USD 307,325—2003), bearing interest at approximately 2.5%.	255,531	(255,531)	—
SBS Broadcast Danmark A/S, DKK 120,975,834 (DKK 113,981,523—2003), bearing interest at 6%	15,309,808	953,008	16,262,816
SBS Broadcast Danmark A/S, has no fixed interest	366,253		366,253
TV Danmark A/S, DKK 100,997,304 (DKK 95,158,067—2003), bearing interest at 6%	12,781,473	795,623	13,577,096
TV Denmark Ltd, has no fixed interest	25,886,937	1,290,321	27,177,256
SBS Radio A/S, DKK 44,099,693 (DKK 40,952,679—2003) bearing interest at approximately 7.5%	5,500,696	427,638	5,928,334
Radio 2 Danmark A/S DKK 8,413,500, no fixed interest		1,131,029	1,131,029
Kanal 5 Holding AB SEK 47,000,000 (SEK 47,000,000—2003) bearing interest at 12 month STIBOR plus 4%	5,176,211	34,085	5,210,296
Kanal 5 Holding AB, SEK 1,435,000,000 (SEK 1,435,000,000—2003) bearing interest at 12 month STIBOR plus 4%	158,039,648	1,040,679	159,080,327
SBS Services BV., has no fixed interest	6,642,897	18,366,768	25,009,665
Pro Radio OY, EURO 3,385,794 (4,152,721—2003), bearing interest at approximately 5%, EURO 10,550,000 subordinated loan with no fixed interest or repayment terms.	14,702,721	(766,928)	13,935,793
SBS Belgium NV, bearing interest at 6%.	2,080,588	(2,080,588)	—
VT4 Ltd., has no fixed interest	6,252,065	(493,254)	5,758,811
Scandinavian Broadcasting System (SBS) Nederland B.V., bearing interest at 5%.	33,267,990	1,694,849	34,962,839
Scandinavian Broadcasting System (SBS) Nederland B.V., USD 41,829,167 (USD 154,357,000—2003), bearing interest at 5%(4)	126,817,004	(96,107,672)	30,709,332
Broadcast Text International AB SEK 23,246,960 (SEK 14,633,757—2003), bearing interest at 5%.	1,611,647	965,449	2,577,096
MTM-SBS Televizio Rt. €1,780,735 (€3,871,435—2003) interest at a rate of 6%(1)	3,871,435	(2,090,700)	1,780,735
MTM-SBS Televizio Rt., €1,479,400 (€1,448,897—2003) interest at a rate of 6%(1)	1,448,897	30,503	1,479,400
MTM-SBS Televizio Rt., has no fixed interest(1)	12,855,374	2,706,710	15,562,084
SBS Magyarorszagi Befektetesi Kft.	2,298,924		2,298,924
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB), SEK 174,797,315 (SEK 164,691,273—2003), bearing interest at 6%	18,137,805	1,239,766	19,377,571
SBS Radio Sweden AB (f.d. Svenska Media Intressenter AB) SEK 127,166,115 (SEK 122,552,297—2003) has no fixed interest	13,496,949	600,319	14,097,268

	481,136,509	(47,806,315)	433,330,194

Total financial assets	€805,567,860	(45,540,678)	760,027,182

10

Accumulated value adjustment December 31, 2003	(Additions) releases during the year	Disposals during the year	Accumulated value adjustment December 31, 2004	Net book value December 31, 2004	Net book value December 31, 2003

—	—		—	37,047,267	14,335,656
—	—		—	0	255,531
—	—		—	16,262,816	15,309,808
—	—		—	366,253	366,253
—	—		—	13,577,096	12,781,473
(15,000,000)	—		(15,000,000)	12,177,258	10,886,937
—	—		—	5,928,334	5,500,696
—	—		—	1,131,029
—	—		—	5,210,296	5,176,211
—	—		—	159,080,327	158,039,648
—	—		—	25,009,665	6,642,897
—	—		—	13,935,793	14,702,721
—	—		—		2,080,588
—	—		—	5,758,811	6,252,065
—	—		—	34,962,839	33,267,990
—	—		—	30,709,332	126,817,004
—	—		—	2,577,096	1,611,647
—	—		—	1,780,735	3,871,435
—	—		—	1,479,400	1,448,897
—	—		—	15,562,084	12,855,374
—	—		—	2,298,924	2,298,924
—	—		—	19,377,571	18,137,805
—	—		—	14,097,268	13,496,949

(15,000,000)	0	0	(15,000,000)	418,330,194	466,136,509

(152,462,570)	(1,359,914)	2,770,010	(151,052,474)	608,974,708	653,105,290

11

    The following information on the Company's subsidiaries and affiliated undertakings is based on their most recent available annual accounts, being December 31, 2003, unless otherwise stated:

Company and country of incorporation	Proportion of capital held		Capital and reserves		Profit/(loss) for the year
Broadcast Norge A/S, Norway	100%		NOK	14,677,557	NOK	(7,497,537)
SBS Broadcast Danmark A/S, Denmark	100%		DKK	(137,508,000)	DKK	(78,423,000)
Kanal 5 Holding AB, Sweden	100%		SEK	28,623,634	SEK	(26,162,076)
VT4 Limited, UK	100%		EUR	6,915,000	EUR	(31,000)
Kanal 5 Denmark Limited, UK	100%		DKK	(58,504,688)	DKK	19,533,977
SBS Services (UK) Limited, UK	100%		GBP	365,974	GBP	15,145
Romanian Broadcasting Corporation Limited, UK	46.5%		USD	971,726	USD	(9,223,890)
Scandinavian Broadcasting System (Jersey) Limited	100%		EUR	(3,002,641)	EUR	54,866
MTM-SBS Televizio Rt., Hungary	49%	(1)	HUF	783,889,000	HUF	(421,205,000)
SBS Magyarorszagi Befektetesi Kft., Hungary	97%		HUF	5,056,000	HUF	3,497,000
MTM Produkcio Kft.	100%		HUF	11,803,000	HUF	58,382,000
INTERAKTIV Televizios Musokeszito Kft.	80%		HUF	26,511,000	HUF	1,650,000
EBS International N.V., Belgium	100%		EUR	(139,000)	EUR	(77,857)
Scandinavian Broadcasting System (SBS) Nederland B.V., Netherlands	100%		EUR	121,186,000	EUR	10,024,000
Broadcast Text International AB, Sweden	100%		SEK	500,190	SEK	(3,373,768)
SBS Interactive AB, Sweden	100%		SEK	352,000	SEK	(44,000)
SBS Radio Sweden Holding AB (f.d. SBS Radio Sweden AB)	100%		SEK	6,580,000	SEK	(736,000)
Radio 1 Norge AS	100%		NOK	933,100	NOK	(31,654,863)
Pro Radio Oy, Finland	100%		EUR	5,407,979	EUR	1,260,210
Lampsi Radio S.A. Greece	100%	(3)	EUR	774,610	EUR	1,186,292
SBS Services (US) Inc., USA	100%		USD	538,484	USD	69,208

    (1)
    In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. In August 2000, in consideration of the issuance of 543,000 Common Shares valued at euro 26,675,471, the Company indirectly acquired an additional 22.5% economic interest in TV2 in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%.

      On May 14, 2002, as part of an overall re-organization of TV2, we entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, Robert Prokopp and Ferenc Tolvaly. Albene is a subsidiary of MTM, which in turn is a company

12

      controlled by Ferenc Tolvaly and Robert Prokopp. Pursuant to this agreement, we made an initial payment of USD 3.3 million to Albene, with the ability to make a further payment of USD 5.0 million, towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

    (2)
    At the same time as the transaction described above took place, on May 14, 2002 we acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, we acquired Concorde Media Beteilgungs GmbH's ownership interest in MTM Productions. In addition, we acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of euro 4.3 million.

    (3)
    Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi, a radio station located in Athens, Greece. The purchase price was approximately GRD 2.3 billion (euro 6,750,000), of which 60% was paid at closing and the remaining 40% was paid in April 2002.

      Following the Share Purchase Agreement dated 24 June 2004, and the lapse in august 2004 of the NRTC Approval Period, the Company bought the remaining 30% of the share capital from the minority shareholder for EURO 2.0 million, which included EURO 0.5 million in a restricted account.

    (4)
    On July 26, 2000 the Company acquired from ITI a 33% interest in Strateurop International B.V., which held a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at euro 34,735, the surrender to ITI of a USD 40,000 principal amount Note, valued at USD 37,500 (euro 39,936), which the Company acquired from CME, and USD 91,600 (euro 97,550) in cash. The Company also issued 100,000 common stock warrants for USD 60.00 per share to certain ITI executives. In December 2001 our interest in Strateurop International B.V. was transferred to Scandinavian Broadcasting Systems (SBS) Nederland B.V. in exchange for a note of USD 154,357,000.

      On December 2, 2003, the SBS Nederland B.V sold its 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for €131.6 million.

    (5)
    On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190,000 (euro 3,429,430) of cash and 108,082 of Common Shares. On December 4, 2003, the Company sold its 20% interest in ATV for a cash consideration of €1 million, which was recorded as a gain on the sale.

13

    (6)
    The Company acquired a 12.5% shareholding in ZeniMax Media Inc. ("ZeniMax") in consideration of (i) the payment of USD 10,000,000 cash, which was paid in 2000 and (ii) the issuance of 181,818 SBS Common Shares, which occurred on May 25, 2001.

    (7)
    In December 1999 the Company made a USD 10,000,000 investment for 4,012 shares in Lions Gate Entertainment Corp. During 2003, the Company sold its shares in Lions Gate Entertainment Corp. for $9.0 million (€7.7 million). The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for €1.7 million.

    (8)
    On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of Common Shares will be returned to the Company. Should the proceeds from the sale of 856,494 Common Shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. Alternatively, the Company can settle the entire obligation at any time in cash.

      On September 8, 2004, the Company paid euro 18,579,362 in cash for the 856,494 common shares issued 8 September, 2003, to Norsk Aller and Clear Channel in consideration of the Norwegian and Danish Radio assets. This amount included euro 1,079,362 in consideration of the twelve months lock up period.

    The directors have reviewed the carrying value of the financial assets. Value adjustments have been recognized where the companies have negative capital and reserve positions at December 31 2004 and there is no evidence of positive earnings or recognition of implicit value in the foreseeable future. In the opinion of the directors, no further value adjustments are considered necessary.

    Certain shares and intercompany loans have been pledged as security for loan facilities, which have been contracted directly by subsidiaries of the Company.

NOTE 5 — OWN SHARES

    On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17,500,000 payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). On September 8, 2004 we repurchased for €18,579,000 in cash all of the 856,494 SBS common shares.

14

    Each share is valued at cost, € 21.69, at year-end. The number of Own Shares at 31 December 2004 was 526,691 (2003:997). In compliance with article 49-5 of Luxembourg Company law August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 6 — 12% SENIOR NOTES DUE 2008

    On June 15, 2001, the Company issued €135,000,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2004.

    In December 2003, the Company acquired and redeemed €300,000 of the notes and recorded a loss of €42,000 upon the extinguishment of the debt. During 2004, the Company acquired and redeemed €31,045,000 of the notes and recorded a loss of €5,124,000 upon the extinguishment of the debt.

    The notes are listed on the Luxembourg Stock Exchange. At December 31, 2004, the fair market value of the notes was approximately €113,844,000.

    The commission and other costs related to the issuance of the Notes of euro 6,585,000 is recorded as prepayments and is being amortized on a straight-line basis over the life of the Notes. The prepayment as at 31 December 2004 was euro 2,564,072 (2003 euro 4,377,833).

15

NOTE 7 — CAPITAL AND RESERVES

    (a)
    Authorized and subscribed
	2004	2003

Authorized:
75,000,000 ordinary shares with a par value of euro 2.00	€150,000,000	€150,000,000

Subscribed:
32,307,586 (2003: 31,873,328) ordinary shares with a par value of euro 2.00	€64,615,172	€63,746,656

    (b)
    Movements
	Subscribed capital	Share premium	Reserve for own shares	Legal Reserve	Results brought-forward

At December 31, 2003	63,746,656	433,121,554	27,418		48,418,178
Reserve Transfer (A)				6,374,666	(6,374,666)
Repurchase of own share (B)			18,579,362		(18,579,362)
Exercise of Options (C)			(7,181,618)		7,181,618
Exercise of Options (D)	850,416	5,823,882
Shares issued as compensation (E)	18,100	(18,100)
Profit for the financial year ended December 31, 2004	—	—	—	—	13,517,707

At December 31, 2004	€64,615,172	€438,927,336	€11,425,162	€6,374,666	€44,163,475

    (A)
    At the general meeting of shareholders held on December 3, 2004, the Company appropriated euro 6,374,666 to the Legal Reserve.

    (B)
    On September 8, 2004, the Company paid euro 18,579,362 in cash for the 856,494 common shares issued 8 September, 2003, to Norsk Aller and Clear Channel in consideration of the Norwegian and Danish Radio assets. This amount included euro 1,079,362 in consideration of the twelve months lock up period.

    (C)
    During 2004 options to buy 330,800 Common Shares were exercised at exercise prices ranging from USD 16.00 to USD 39.94 per share. Own shares were distributed in this respect. As at 31 December 2004 there were 526,691 own shares held with a value of euro 11,425,162, requiring a appropriation of euro 11,397,744 from retained earnings to the reserve for own shares.

    (D)
    During 2004 options to buy Common Shares were exercised at exercise prices ranging from USD 16.00 to USD 39.94 per share. The share capital was increased accordingly within the authorized capital.

    (E)
    During the year 9,050 Common Shares were issued as compensation.

16

    (c)
    Outstanding options and warrants

    Options

    1992 and 1994 Share Incentive Plans

    The Company has adopted, and the shareholders have approved, a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

    Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

    The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of March 31, 2005, options to purchase 7,788,718 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

    As of December 31, 2004, options to purchase an aggregate of 6,065,968 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,883,343 Common Shares were either fully vested or vest within 60 days of December 31, 2004. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from March 2005 to August 2013. As of December 31, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 3,801,391 Common Shares.

    2004 Share Incentive Plan

    The Company has adopted and the shareholders approved in December 2003, a new 2004 Share Incentive Plan to replace the 1994 Share Incentive Plan, which expires on October 17, 2004, although options granted pursuant to the 1994 Plan Share Incentive Plan will remain outstanding. The 2004 Share Incentive Plan (herein after the "Plan") established by the Company permits the grant of stock options, stock appreciation rights (SARS), restricted stock and restricted stock units. The Plan will remain effective until all shares subject to it shall have been acquired in accordance with the Plan's provisions. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key employees of the Company.

17

    The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of March 31, 2005, the total number of share incentives granted was 2,147,400. Of this aggregate amount, 1,470,000 share incentives were issued to executive officers and directors, including 60,000 Common Shares of restricted stock. Share Incentive Awards that terminate without issue of shares shall be available again for grant under the Plan.

    Long-Term Employee's Stock Ownership Plan

    In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees' Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of April 30, 2004, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.

    (d)
    Other

    During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, all of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. During 2004 the Company paid euro 18,579,362 for 856,494 own shares, and during the year used 329,803 for its delivery of shares awards under the stock option plans. At December 31, 2004 the Company held 526,691 own shares with a carrying value of euro 21.69. In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 8 — LEGAL RESERVE

    Luxembourg companies are required to appropriate to legal reserve a minimum of 5% of the annual net income, after deducting any losses brought forward, until this reserve equals 10% of the nominal value of the issued share capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders. At the general meeting of shareholders to be held June 28, 2005, the Company proposes to appropriate euro 86,851 to the Legal Reserve.

NOTE 9 — INTEREST RECEIVABLE AND SIMILAR INCOME

	2004	2003

Interest and commission receivable from affiliated undertakings	19,519,580	19,478,570
Realized gain on foreign exchange	2,364,059	26,170,010
Other	3,009,390	778,645

	€24,893,029	€46,427,225

18

NOTE 10 — INTEREST PAYABLE AND SIMILAR CHARGES

	2004	2003

Interest expense on convertible subordinated debentures and notes	12,726,483	22,222,266
Loss on foreign exchange
—realized	943,066	4,123,499
—unrealized	428,069	38,932,050
Other	973,002	1,466,053

	€15,070,620	€66,743,868

NOTE 11 — EXTRAORDINARY INCOME AND CHARGES

    During 2003 the Company made an extraordinary loss of euro 98,000 in redeeming the 7% Convertible Subordinated Notes due 2004. The Company also recorded an extraordinary loss on the extinguishment of nominal value euro 300,000 of 12% High Yield euro 135,000,000 Senior Notes due 2008.

    On 21 August 2003 the Company sold Kanal 5 AB and Kanal 5 Limited to Kanal 5 Holding AB and recorded an extraordinary gain of euro 171,539,405.

    During 2004, the Company bought and redeemed euro 31,045,000 nominal value of 12% High Yield euro 135,000,000 Senior Notes due 2008, and recorded an extraordinary loss of euro 5,124,000.

NOTE 12 — INCOME TAXES

    The Company is subject to profit and wealth taxes in Luxembourg and Switzerland. The Company has tax losses to carry forwards in Luxembourg.

NOTE 13 — COMMITMENTS

    The Company has issued a Letters of Support to a number of its directly and indirectly held subsidiaries.

    The Company has provided a guarantee for obligations in connection with foreign exchange contracts to maximum DKK 8,452,660.

    In December 1996, the Company entered into a satellite carriage agreement with Telenor (a Norwegian satellite operator) for the transmission of Kanal 5, TVNorge and Kanal Danmark via satellite-to-cable and direct-to-home broadcasting. The initial term of the agreement is five years, beginning April 1, 1997. The agreement renews automatically for an additional five-year term unless either party gives prior notice of termination. The Company has minimum annual payments under this agreement of approximately 2003: euro 2,885,000, 2004: euro 2,885,000, 2005: euro 2,885,000, 2006: euro 2,885,000 and 2007: euro 2,885,000.

19

NOTE 14 — SUBSEQUENT EVENTS

    On February 9, 2005, Kanal 5 Holding A.B, a fully owned subsidiary of SBS Broadcasting S.A, announced that it had agreed to acquire all of the shares of C More Group AB ("C More") for euro 269,600,000 million in cash. The acquired net assets of C More include approximately euro 20 million in cash at December 31, 2004. Competition authority approvals have been obtained and the acquisition closed on March 8, 2005. The sellers are primarily private equity funds represented by Baker Capital and Nordic Capital. Kanal 5 Holding A.B has financed the entire purchase through a loan from SBS Broadcasting S.A

    On March 7, 2005, SBS Broadcasting SA entered into a euro 300,000,000 unsecured bridge facility agreement with ABN Amro Bank N.V. and then drew down euro 210,000,000 in order to finance in part our acquisition of C More Group AB for euro 269,600,000, which closed on March 8, 2005. The Company is planning to finance the remainder of the purchase price from the Company's cash balances. Amounts outstanding under the bridge facility bear interest at a rate of EURIBOR plus 0.7% per annum. The bridge facility has a term of six-months. The Company intends to repay amounts borrowed under the bridge facility through a syndicated bank loan or by issuing debt securities or both, subject to market conditions.

    On March 1, 2005, the Company increased its equity stake in Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake and Prima TV debt for €7.8 million from Romanian Investment and Development srl, which was owned by Cristian Burci, SBS's former Romanian partner in Prima TV. SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

    The Company also acquired Romania's leading FM radio network Kiss FM, and FM radio network Radio Star from MG Media Group Holding S.A. for a total of €22.5 million on a debt-free basis. The radio acquisition is subject to the post-closing condition of approval from competition authorities.

20

SBS Broadcasting S.A.
Société Anonyme

CONSOLIDATED ACCOUNTS
December 31, 2004

and

REPORT OF THE INDEPENDENT AUDITOR

SBS BROADCASTING S.A.
CONSOLIDATED ACCOUNTS

CONTENTS

Report of the independent auditor	1
Consolidated balance sheet	2 - 3
Consolidated profit and loss account	4
Notes on the consolidated accounts	5 - 26

Ernst & Young Société Anonyme	Téléphone: +(352) 42 124-1 Fax: +(352) 42 124-421
Réviseurs d'entreprises Experts-Comptables	R.C. Luxembourg B 47 771 TVA LU 16063074
Siège social: 7, Parc d'Activité Syrdall L-5365 Munsbach	www.ey.com
Adresse postale: B.P. 780 L-2017 Luxembourg

REPORT OF THE INDEPENDENT AUDITOR

To the Shareholders of
SBS Broadcasting S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the shareholders dated December 3, 2004 we have audited the accompanying consolidated accounts of SBS Broadcasting S.A. for the year ended December 31, 2004, and have read the related management report. These consolidated accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management and the Board of Directors, as well as evaluating the overall consolidated accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the consolidated financial position of SBS Broadcasting S.A. as at December 31, 2004 and of the consolidated results of its operations for the year then ended.

The consolidated management report is consistent with the consolidated accounts.

                        ERNST & YOUNG
                        Société Anonyme
                        Réviseur d'entreprises

                        Jean-Marie GISCHER

Luxembourg, May 10, 2005

SBS Broadcasting S.A.
Société Anonyme
 CONSOLIDATED BALANCE SHEET

December 31, 2004
(expressed in thousands of euro)

	2004	2003

Fixed assets
Intangible assets (Note 2)
Trademarks	€38,082	€31,204
Customer relationships	27,972	25,345
Broadcasting licences	14,278	13,647
Other intangible assets	5,339	3,321

	85,671	73,517
Tangible assets (Note 3)
Land and buildings	12,495	9,783
Technical and other equipment	28,761	25,798

	41,256	35,581
Financial assets (Note 4)
Participating interests	5,972	3,791
Other investments	388	1,200
Deferred Tax	3,989	—
Own shares	11,425	28

	21,774	5,019

	148,701	114,117

Current assets
Debtors (amounts falling due within a year)
Trade debtors	88,398	95,533
Other debtors	29,681	19,375
Program rights (of which euro 242,655
(2003: euro 272,795) is due after one year)	425,973	426,125

	544,052	541,033
Investments
Other investments	354	528
Cash at bank and in hand	198,484	247,689

	742,890	789,250
Prepayments	2,600	4,447

	€745,490	€793,697

The accompanying notes are an integral part of the annual accounts

	2004	2003

Creditors: amounts due and payable within one year
Amounts owed to credit institutions (Note 5)	€2,550	€3,328
Trade creditors	33,698	34,537
Other creditors	86,482	85,802
Income taxes payable	3,763	4,378
Program rights	184,468	162,284

	310,961	290,329
Net current assets	431,929	498,921

Total assets less current liabilities	583,230	617,485

Creditors: amounts falling due after more than one year
Amounts owed to credit institutions (Note 5)	6,784	8,909
Other creditors	7,588	11,593
Deferred tax	18,224	7,683
Program rights	131,296	187,243
12% senior notes (Note 7)	103,655	134,700

	267,547	350,128
Deferred income (Note 8)	40,785	41,862
Minority interest	33,453	26,085

	241,445	199,410

Capital and reserves (Note 9)
Subscribed capital	64,615	63,747
Share premium	438,928	433,122
Reserves — Reserve for own shares	11,425	28
Foreign currency translation adjustment	(16,517)	(18,882)
Results brought forward	(310,708)	(296,756)
Profit for the financial year	53,702	18,151

	€241,445	€199,410

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
 CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended December 31, 2004
(expressed in thousands of euro)

	2004	2003

Net turnover	€678,277	€581,691
Operating expenses
Station operating expenses	(431,150)	(387,864)
Selling, general and administrative expenses	(118,762)	(105,355)
Corporate expenses	(15,254)	(15,605)
Depreciation	(28,414)	(24,880)

	(593,580)	(533,704)

Operating profit	84,697	47,987
Financial charges
Interest income	4,117	14,185
Interest and similar charges	(17,528)	(14,509)
Share issue costs	(97)	(1,241)
Other expenses	(2,239)	(2,605)

	68,950	43,817
Value adjustment in respect of
participating interests	(1,360)	(112)
Profit/(loss) on disposal of participating interests	2,702	(10,428)
Share in the ordinary results of companies accounted for
by the equity method (Note 4)	(1,104)	4,460

	69,188	37,737
Tax	(7,053)	(12,750)

Profit for the financial year	62,135	24,987
Gain attributable to minority interests	(8,433)	(6,836)

Profit for the financial year attributable to the group	€53,702	€18,151

The accompanying notes are an integral part of the annual accounts

SBS Broadcasting S.A.
Société Anonyme
 NOTES ON THE CONSOLIDATED ACCOUNTS

December 31, 2004
(all amounts in thousands of euro)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SBS Broadcasting S.A. (the "Company" or "SBS") was formed in Luxembourg in 1989 and commenced operations in 1990. The Company was organized to acquire and operate commercial television stations in Scandinavia and other areas in Europe, and has expanded its operations to include commercial radio stations and complementary print media. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.
Basis of preparation
The consolidated accounts are prepared under the historical cost convention.

The consolidated accounts are prepared in accordance with accounting principles and regulations generally accepted in the Grand Duchy of Luxembourg. The consolidated accounts are expressed in euro, which is considered to be the functional currency of the Company.
Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides advertising airtime to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial conditions, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

The Company's broadcasting operations primarily generate revenues in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forints and euro and incur substantial operating expenses in these and other foreign currencies. The Company also incurs substantial operating expenses for programming in USD and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro translated amounts to change in comparison with previous periods.
Buildings, equipment and improvements

Buildings, equipment and improvements are carried at cost. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancellable term of the lease.

Program rights

Program rights and the related liabilities are recorded at their gross value when the program contract is signed. These rights are either expensed when the program is aired or amortized on program. To the extent that revenues are insufficient, the program rights are written down to their recoverable value. Program rights are classified as current or non-current based on anticipated usage in the following year. The program rights liability is classified as current or non-current based on the payment terms of the related license agreements.
Revenue recognition

The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues from the sale of magazine subscriptions are recognized over the terms of the subscription period. Revenues from retail sales of the magazines, less estimated returns, and revenues from the sale of magazine advertisements are recorded when each issue goes on sale. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast.
Barter transactions

Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized.
Warrants

Proceeds received from the issue of warrants for shares in the Company and rights for shares in affiliates are accounted for as deferred income. If the warrants for shares in the Company are exercised the proceeds will be accounted for as proceeds of the share issue and credited to the Share Premium account on the date of the share issue. If the warrants or rights for shares in affiliates are exercised the proceeds will be accounted for as gain or loss on the sale. If the warrant or right expires the proceeds will be credited to the Profit and Loss account in the financial year in which the expiry date falls.

Basis of consolidation
The consolidated accounts include the accounts of SBS Broadcastings S.A. and all its subsidiary undertakings drawn up to December 31.

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, and is written off directly to reserves. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given a capital reserve is created.

Undertakings, other than subsidiary undertakings, in which the Group has an investment representing not less than 20% of the voting rights and over which it exerts significant influence are treated as participating interests and are accounted for by the equity method. Accordingly, the Group accounts include the appropriate share of these undertakings' results and reserves based on audited accounts to December 31, 2004.
Foreign currencies
Group

The accounts of subsidiary undertakings are translated into euro at the rate of exchange ruling at the balance sheet date. The exchange difference on the retranslation of opening net assets is taken directly to reserves.
Company

Transactions in foreign currencies are translated at the rates of exchange ruling at the dates of the transactions. Foreign currency current assets and liabilities in the balance sheet are translated at the rates of exchange ruling at the balance sheet date. Resulting exchange gains and losses are taken to the profit and loss account. Unrealized gains and losses on forward exchange contracts used to hedge are accounted for in connection with the amount hedged.
Income taxes

The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

NOTE 2—INTANGIBLE ASSETS

	Trademarks	Customer relationship	Broadcasting licences	Other	Total
Cost:
At January 1, 2004	€31,204	€26,212	€16,946	€9,320	€83,682
Exchange difference	—	—	—	—	—
Additions	6,878	5,683	6,569	4,128	23,258
Disposals	—	—	(6,042)	—	(6,042)

At December 31, 2004	38,082	31,895	17,473	13,448	100,898
Depreciation:
At January 1, 2004	—	867	3,299	5,999	10,165
Exchange difference	—	—		—	—
Provided during the year	—	3,056	5,938	2,110	11,104
Disposals	—	—	(6,042)	—	(6,042)

At December 31, 2004	—	3,923	3,195	8,109	15,227
Net book value:
At December 31, 2004	38,082	27,972	14,278	5,339	85,671

At December 31, 2003	€31,204	€25,345	€13,647	€3,321	€73,517

NOTE 3 — TANGIBLE ASSETS

	Land and buildings	Technical and other equipment	Total
Cost:
At January 1, 2004	€14,744	€94,935	€109,679
Exchange difference	572	1,068	1,640
Additions	3,259	14,792	18,051
Disposals	(2,362)	(6,445)	(8,807)

At December 31, 2004	16,213	104,350	120,563
Depreciation:
At January 1, 2004	4,961	69,137	74,098
Exchange difference	37	660	697
Provided during the year	1,070	11,129	12,199
Disposals	(2,350)	(5,337)	(7,687)

At December 31, 2004	3,718	75,589	79,307
Net book value:
At December 31, 2004	12,495	28,761	41,256

At December 31, 2003	€9,783	€25,798	€35,581

      Included in technical and other equipment is euro 4,687 (2003: euro 4,687) of assets held under various capital leases. Accumulated depreciation of these assets amounted to euro 4,687 (2003: euro 4,687).

NOTE 4 — FINANCIAL ASSETS

	Participating interests	Other investments	Own Shares	Total

At January 1, 2004	3,791	1,200	28	5,019
Exchange difference	15	1	—	16
Additions	2,322	187	18,579	21,088
Disposals	(1,000)	(6,017)	(7,017)
Profit/(Loss) on Own Shares	—	—	(1,165)	(1,165)
Share of profits of participating interests	(156)	—	—	(156)

At December 31, 2004	€5,972	€388	€11,425	€17,785

      Details of the investments held by the Group on December 31, 2004 are as follows:

	Proportion of capital held
	Country of incorporation	by SBS	in total	Accounting method

Broadcast Norge AS	Norway	100%	100%	Consolidated
TV Norge AS	Norway		100%	Consolidated
Aktuelt Nyheter AS	Norway		100%	Consolidated
Radio 1 Norge AS	Norway	100%	100%	Consolidated
Cutting Edge Production AS	Norway		100%	Consolidated
Broadcast Text AS	Norway		100%	Consolidated
Telitas AS	Norway	9%	9%	Cost method
Kanal 5 Holding AB	Sweden	100%	100%	Consolidated
Kanal 5 AB	Sweden		100%	Consolidated
Big Brother Kommanditbolag	Sweden		50%	Equity method
Big Brother AB	Sweden		50%	Equity method
SBS Radio Sweden Holding AB	Sweden	100%	100%	Consolidated
SBS Radio AB	Sweden		59%	Consolidated
Mix Megapol.se AB	Sweden		51%	Consolidated
Euradio AB	Sweden		51%	Consolidated
RIS AB	Sweden		51%	Consolidated
Radio Daltid SBS AB	Sweden		51%	Consolidated
Radio Östersjön AB	Sweden		40%	Equity Method
Radio City AB	Sweden		50%	Equity method
Rockklasiker Sverige AB	Sweden		50%	Equity method
e-FM Sverige AB	Sweden		50%	Equity method
Vinyl AB	Sweden		50%	Equity method
SBS Radio Sweden AB	Sweden		100%	Consolidated
Radio City 107 HB	Sweden		100%	Consolidated
Radio City Göteborg AB	Sweden		100%	Consolidated
Radio City Malmö AB	Sweden		100%	Consolidated
Radio City Stockholm AB	Sweden		100%	Consolidated
106,7 Rockklassiker AB	Sweden		100%	Consolidated
Radio Göteborg 107,3	Sweden		100%	Consolidated
Radio Syd AB	Sweden		100%	Consolidated
106,7 Rockklassiker Stockholm AB	Sweden		50%	Equity method
Easy 107.5 Stockholm AB	Sweden		50%	Equity method
SBS Interactive AB	Sweden	100%	100%	Consolidated

Kanal 5 Nya Media AB	Sweden		100%	Consolidated
Broadcast Text International AB	Sweden	100%	100%	Consolidated
Broadcast Text Svenska AB	Sweden		91%	Consolidated
Lovesearch DB AB	Sweden	22.5%	22.5%	Cost method
SBS Broadcast Danmark A/S	Denmark	100%	100%	Consolidated
TvDanmark A/S	Denmark		100%	Consolidated
Kanal 2 Prime Time A/S(1)	Denmark	1.2%	98%	Consolidated
Broadcast Text Danmark A/S	Denmark		100%	Consolidated
SBS Radio A/S	Denmark		100%	Consolidated
Radio 2 A/S	Denmark		100%	Consolidated
Radio Fredericia ApS	Denmark		100%	Consolidated
Nyhedsradioen 24-7 A/S	Denmark		100%	Consolidated
Radio 2 Distribution A/S	Denmark		100%	Consolidated
Lugna Melodier A/S	Denmark		100%	Consolidated
SBS Records ApS	Denmark		100%	Consolidated
Radioreklame A/S	Denmark		95%	Consolidated
Kommunikationsanpartsselskabet af 2/4 1990	Denmark		95%	Consolidated
Radio Silkeborg af 1997 A/S	Denmark		32%	Equity method
Det Danske Fjernsynsselskab A/S	Denmark		33.3%	Equity method
Kanal 60 A/S	Denmark		36.3%	Equity method
TV Danmark Osjylland 2002 A/S	Denmark		100%	Consolidated
Pro Radio Oy	Finland	100%	100%	Consolidated
Suomen Kauponki Radio Oy	Finland		96.9%	Consolidated
Helsingin Paikallinen Radio Oy	Finland		94%	Consolidated
Miracle Sound Tampere Oy	Finland		74.5%	Consolidated
Miracle Sound Oulu Oy	Finland		47.9%	Consolidated
Miracle Sound Oy	Finland		47.9%	Consolidated
SBS Finland Oy	Finland		100%	Consolidated
Turun Ensitorppa OY	Finland		41%	Consolidated
Kymenlaarson Sähköiset Viestimet Oy	Finland		28%	Consolidated
Mediapalvelut Oy Tampere	Finland		28%	Consolidated
Tampereen Seudun Paikallisradio Oy	Finland		28%	Consolidated
Broadcast Text Helsinki OY	Finland		100%	Consolidated
EBS International N.V.	Belgium	100%	100%	Consolidated
VT 4 Marketing & Sales N.V.	Belgium		100%	Consolidated
SBS Belgium N.V.	Belgium		100%	Consolidated
VT4 Network N.V.	Belgium		100%	Consolidated
Broadcast Text N.V.	Belgium		100%	Consolidated
SBS Nederland B.V.	Netherlands	100%	100%	Consolidated
SBS Services B.V.	Netherlands		100%	Consolidated
Carthage I B.V.	Netherlands		100%	Consolidated
Irisz B.V.	Netherlands		100%	Consolidated
Brainstation B.V.	Netherlands		100%	Consolidated
SBS Broadcasting B.V.	Netherlands		63%	Consolidated
Veronica Broadcasting B.V	Netherlands		63%	Consolidated
SBS Production B.V.	Netherlands		63%	Consolidated

Veronica Uitgeverij B.V	Netherlands		63%	Consolidated
Veronica Litho B.V	Netherlands		63%	Consolidated
Veronica Digitaal B.V	Netherlands		63%	Consolidated
SBS Radio B.V.	Netherlands		63%	Consolidated
SBS Publishing & Licensing B.V.	Netherlands		63%	Consolidated
At FUN B.V.	Netherlands		63%	Consolidated
NET5/SBS6 Publishing B.V.	Netherlands		31%	Equity method
TV 10 B.V.	Netherlands		31%	Equity method
Broadcast Text Amsterdam B.V.	Netherlands		100%	Consolidated
MTM-SBS Televizio Rt.(2)	Hungary	49%	49%	Consolidated
SBS Magyarorszagi Befektetesi Kft.	Hungary	98%	98%	Consolidated
Budapesti Kommunikacios Rt.	Hungary		97%	Consolidated
MTM Produkcio Musorgyarto Filmforgalmazo Kft	Hungary	100%	100%	Consolidated
Interactiv Televizios Musorkeszito Kft.	Hungary	80%	80%	Consolidated
Interactiv Fiction Kft	Hungary		100%	Consolidated
Tele-For Kft.	Hungary		80%	Consolidated
Broadcast Text Budapest Szinkron es Feliratkeszito	Hungary		100%	Consolidated
Kanal 5 Limited	UK		100%	Consolidated
VT4 Limited	UK	100%	100%	Consolidated
SBS Services (UK) Limited	UK	100%	100%	Consolidated
Kanal 5 Denmark Limited	UK	100%	100%	Consolidated
Romanian Broadcasting Corporation Limited	UK	46.5%	46.5%	Equity method
Broadcast Text London Limited	UK		100%	Consolidated
The Voice TV Networks Limited	UK	100%	100%	Consolidated
Scandinavian Broadcasting System
(Jersey) Limited	Jersey	100%	100%	Consolidated
Lampsi Radio Company S.A.	Greece	100%	100%	Consolidated
Hellasi Radio Services Ltd.	Greece		50%	Equity method
European Broadcasting System S.A.	Luxembourg		46.5%	Equity method
Ameron Television S.r.l.	Romania		37%	Equity method
SBS Services (US) Inc	USA	100%	100%	Consolidated
TV10 Holdings LLC	USA		31%	Equity method
Ameron Television LLtd.	USA		40%	Equity method
ZeniMax Media Inc.	USA	12.5%	12.5%	Cost method
Broadcast Text Inc	USA		100%	Consolidated
(1)	Pursuant to a shareholders' agreement the Group is entitled to 100% of earnings.
(2)	As of December 31, 2004, the Company had a 81.5% economic interest in the station, and options to increase its economic interest to 100%.

Acquisitions and Dispositions
The Netherlands

On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic received €1,815 at fair value in advertising time on SBS6, NET5 and Veronica. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of €2,939 that will be recognized as the contingency lapses between 2004 and 2010.

On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at €27,527, a 50% interest in TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids") owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8 (currently known as Veronica), a 63% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in Veronica and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of $4,350 (€4,915), which was repaid in full during 2002.

On September 1, 2003, the Company completed the acquisitions of certain media assets from Veronica Holding B.V. in The Netherlands. Under the transaction, our Dutch subsidiary SBS Broadcasting B.V. has obtained the exclusive right to use the "Veronica" brand for television, print and related uses and has rebranded and relaunched its television channel V8 as Veronica. In addition, SBS Broadcasting B.V. acquired Veronica Uitgeverij B.V., the company that publishes the weekly television and radio guide, Veronica Magazine. Veronica Magazine is the largest weekly publication in The Netherlands, with a circulation of approximately 1.1 million. This transaction forms a powerful commercial media platform with numerous cross promotion opportunities, which we believe will increase our viewing and advertising shares.

As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest, subject to change based on settlement of a final purchase price adjustment related to working capital, and an option to buy an additional 2% equity interest in SBS Broadcasting B.V. The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. The amount of acquired goodwill and other intangible assets are not deductible for tax purposes. Factors that contributed to a purchase price that results in goodwill include, but are not limited to, expected synergies to be gained from cross promotion between the print and the TV media and the expected increase in our viewing and advertising shares.

Hungary

On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 billion (€5,550) and assumed liabilities of HUF 1.6 billion (€6,511).

At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000 (€5,518), towards the purchase of Albene's 16% interest in TV2. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

Completion of the purchase of the TV2 Shares will occur only upon the first to occur of the following events: the fifth anniversary of the date of the agreement; receipt of a notice from a Purchaser indicating that it wishes to complete the purchase of the TV2 Shares; TV2's receipt of the official notice of renewal of the terrestrial broadcast license on frequencies currently utilized by TV2 for a term of not less than five years and thirty days following the receipt by a Purchaser of a written notice from MTM-TV2 demanding payment of $5.0 million, provided that such notice is received within sixty days of the date of the license renewal.
Greece

Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend their operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972.

On June 25, 2004, the Company acquired the 30% minority interest in Lampsi for a cash consideration of €1,500 and a deferred consideration of €500, payable on the earlier of a) March 13, 2006, if Lampsi is broadcasting on that date and is not prohibited from broadcasting on that date as a result of a judicial or administrative prohibition; or b) the issue of a new broadcasting license following the announcement by the NRTC of a new tender process. As a result of this transaction we recorded a goodwill of €1,374.

Romania

On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom Television Ltd ("Amerom"), which owns 100% of Amerom Television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of €1,043 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the $6,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

On March 1, 2005, we increased our equity stake in Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake and Prima TV debt for €7,800 from Romanian Investment and Development srl, which is owned by Cristian Burci, SBS's former Romanian partner in Prima TV. SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

We also acquired Romania's leading FM radio network Kiss FM, and FM radio network Radio Star from MG Media Group Holding S.A. for a total of €22,500 on a debt-free basis. The radio acquisition is subject to the post-closing condition of approval from competition authorities.
Austria

On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190 (€3,429) of cash and 108,082 of Common Shares valued at €1,905. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were €682 and €2,972 for the years ended December 31, 2001 and 2002, respectively. As ATV continued to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of €2,122 in 2002 to write-off the remaining carrying amount of our investment. On December 4, 2003, the Company sold its 20% interest in ATV for a cash consideration of €1 million, which was recorded as a gain on the sale.

Poland

On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for $11,000 (€10,489). In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000.
On December 2, 2003, the Company sold its 30.4% equity interest in TVN and TVN7 in Poland to International Trading and Investments Holdings S.A. ("ITI") for €131.6 million.
Norway and Denmark

On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17.5 million, payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). After the lock-up period the sellers have agreed to coordinate with the Company their sale of the number of shares required to settle the €17.5 million consideration plus interest accrued at a rate of 6% per annum. Any excess number of Common Shares will be returned to the Company. Should the proceeds from the sale of 856,494 Common Shares be insufficient to settle the consideration plus accrued interest, any shortfall becomes payable in cash. Alternatively, the Company can settle the entire obligation at any time in cash. On September 8, 2004 we repurchased for €18,579 in cash all of the 856,494 SBS common shares.

With the acquisition of Radio 1 Norge AS in Norway the Company has radio operations in all Scandinavian territories, which enable the Company to offer pan-Scandinavian advertising on radio as well as TV. The purpose of the acquisition of Radio 2 A/S in Denmark was primarily aimed at strengthening our market position ahead of the auction for a national broadcasting license and a Copenhagen broadcasting license in November 2003. These transactions also strengthen our Scandinavian commercial media platform with new cross promotion opportunities, which we believe will increase our viewing, listening and advertising shares.

The purchase price was allocated to specific assets and liabilities based, in part, upon independent appraisals of the fair value of the assets acquired. Factors that contributed to the purchase price include, but are not limited to, expected synergies to be gained from cross promotion between the radio and the TV media and the expected increase in our viewing, listening and advertising shares. The results of the acquired companies have been consolidated from September 8, 2003 and are all included in the Radio segment.

Sweden

On October 1, 2003, the Company entered into a merger between its Swedish radio operations and Bonnier Radio AB. The merger, which will strengthen the Company's position in Sweden, comprises the Company's five Swedish stations and Bonnier's 14 Swedish stations. The combined radio businesses are operated through a jointly owned company, SBS Radio AB, which is 51% owned and controlled by SBS and 49% owned by Bonnier. On December 20, 2004, the Company increased its ownership in SBS Radio AB from 51% to 59% through a cash capital contribution of SEK 40,000 (€4,434). As a result of this transaction we recorded a reduction of goodwill of €1,561.

In the transaction we contributed our Swedish radio assets valued at SEK 93.5 million (€10.4 million) and SEK 37.5 million (€4.2 million) in cash. The consideration was allocated to specific assets and liabilities based, in part, upon outside appraisals of the fair value of the assets contributed and of the assets acquired. Factors that contributed to the consideration include, but are not limited to, expected synergies to be gained from reductions in the workforce and the expected increase in our listening and advertising shares.

As part of the transaction, the Company granted Bonnier an option to put its 49% equity interest in SBS Radio AB (the "Bonnier shares") to SBS in June in each of the years 2006 to 2012, at an amount equal to 49% of 12 times EBITDA less net debt in SBS Radio AB (for 2006 and 2007), or the fair market value of the Bonnier shares (for the years 2008 to 2012). Concurrently, Bonnier granted the Company an option to call the Bonnier shares in July in each of the years 2006 to 2012, at the higher of (a) an amount equal to 49% of 13.5 times EBITDA less net debt in SBS Radio AB, or (b) SEK 400 million plus interest compounded semi-annually from October 1, 2003. The results of the acquired companies have been consolidated from October 1, 2003 and are included in the Radio segment.
Norway — TV

On July 8, 2004, the Company acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260,000 (€30,800) from TV2 AS, in order to bring our ownership stake in TV Norge AS to 100%. As part of the transaction, TV Norge repaid a shareholder loan from TV2 AS amounting to NOK 37,925 (€4,495). The purchase price for the 49.3% not already owned, was allocated to specific assets and liabilities based upon the fair value of the assets acquired. The amount of acquired goodwill is not deductible for tax purposes.
Pay TV

On February 9, 2005, the Company announced that it had agreed to acquire all of the shares of C More Group AB ("C More") for €269,600 in cash. The acquired net assets of C More include approximately €20,000 in cash at December 31, 2004. Competition authority approvals have been obtained and the acquisition is expected to close on March 8, 2005. The sellers are primarily private equity funds represented by Baker Capital and Nordic Capital.

C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark. As the only provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands, C More enjoys market-leading positions in Sweden, Norway and Finland. The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and, increasingly, by digital terrestrial transmission (DTT). In 2004, C More Group had revenues of SEK 1,657,000 (€181,000) from channel subscriptions and other sources. C More has had positive net income for the last three years and has no debt.

On March 7, 2005, we entered into a €300,000 unsecured bridge facility agreement with ABN Amro Bank N.V. and then drew down €210,000 in order to finance in part our acquisition of C More Group AB for €269,600, which closed on March 8, 2005. We are planning to finance the remainder of the purchase price from the Company's cash balances. Amounts outstanding under the bridge facility bear interest at a rate of EURIBOR plus 0.7% per annum. The bridge facility has a term of six-months. We intend to repay amounts borrowed under the bridge facility through a syndicated bank loan or by issuing debt securities or both, subject to market conditions.
Other

In the period November 1999 to November 2000, the Company acquired equity stakes in a number of Internet businesses in part for cash and in part for advertising time on the Company's radio and television stations. The total consideration for these acquisitions was approximately €60,000, of which approximately €19,000 was paid in cash. Due to the recession in the Internet industry, the Company decided to divest these equity interests.

During 2003, the Company sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9,000 (€7,629), realizing a loss of €701. The Company also sold its 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1,700, realizing a gain of €314.
On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of €2,962. We recorded an investment gain of €2,702 million on this sale.

In December 2004, we exercised 1.7 million warrants that were exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share. In the year ended December 31, 2004, we recorded an investment gain of €7,018 on these warrants and related exercise and sale of the common shares.

Our consolidated financial statements for 2004 were also affected by the launch of our first digital television stations under the brand, The Voice TV, in Denmark, Norway, Sweden and Finland starting in August 2004, and by the launch of Irisz in Hungary in September 2004 and VijfTV in Belgium in October 2004. The launch of the six stations had a negative impact on operating income of €6,499 for the year ended December 31, 2004.

NOTE 5 — AMOUNTS OWED TO CREDIT INSTITUTIONS

	2004	2004
EBRD Loan	€2,383	€4,906
Postabank	6,477	6,646
Other loans	474	685

	9,334	12,237
Less amounts due and payable within one year	2,550	3,328

	€6,784	€8,909

NOTE 6 — CONVERTIBLE SUBORDINATED DEBENTURES AND NOTES

In November 1997, the Company sold an aggregate of $75,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300 after the deduction of fees and expenses of the offering paid by the Company. Holders of the 1997 Notes were entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. On November 18, 2003, the Company called for redemption all of its remaining 1997 Notes at 100% of the face value, which had an outstanding principal amount of $53.6 million. By the redemption date, December 19, 2003, holders of Notes with a total principal amount of $53.2 million had elected to convert their Notes into 1,827,047 SBS Common Shares at the conversion price of $29.13 per common share. The remaining outstanding principal amount, €0.4 million, was redeemed for cash.

NOTE 7 — 12% SENIOR NOTES DUE 2008

On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2004.

During 2004, the Company acquired and redeemed €31,045 of the notes and recorded a loss of €5,124 upon the extinguishment of the debt.
The notes are listed on the Luxembourg Stock Exchange. At December 31, 2004, the fair market value of the notes was €113,844.

NOTE 8 — DEFERRED INCOME

Deferred income comprises:
(A) An amount of euro 29,398 of prepaid subscription fees for the Veronica Magazine.
(B) An amount of euro 3,250 to provide television and radio advertising time to companies in which we have a participating interest.

NOTE 9 — CAPITAL AND RESERVES

	2004	2003
(a) Authorized:
75,000,000 ordinary shares with a par value of euro 2.00	€150,000	€150,000

Subscribed:
32,307,586 (2003: 31,873,328) ordinary shares with a par value of euro 2.00	€64,615	€63,747

(b) Movements	Subscribed capital	Share premium	Reserve for own shares	Foreign currency translation adjustment	Legal Reserve	Results brought- forward
At January 1, 2004	63,747	433,122	28	(18,882)	—	(278,605)
Change in consolidation scope	—	—	—	—	—	(20,706)
Reserve Transfer (A)	—	—	—	—	6,375	(6,375)
Repurchase of own share (B)	—	—	18,579	—	—	(18,579)
Exercise of options (C)	—	—	(7,182)	—	—	7,182
Exercise of options (D)	850	5,824	—	—	—	—
Shares issued as compensation (E)	18	(18)	—	—	—	—
Currency translation adjustment	—	—	—	2,365	—	—
Profit for the financial year ended December 31, 2004	—	—	—	—	—	53,702

At December 31, 2004	64,615	438,928	11,425	(16,517)	6,375	(263,381)

      The cumulative amount written off to results brought forward as at January 1, 2005 is euro 173,432.

(A) At the general meeting of shareholders held on December 3, 2004, the Company appropriated euro 6,375 to the Legal Reserve.

(B) On September 8, 2004, the Company paid €18,579 in cash for the 856,494 common shares issued 8 September, 2003, to Norsk Aller and Clear Channel in consideration of the Norwegian and Danish Radio assets. This amount included €1,079 in consideration of the twelve months lock up period.

(C) During 2004 options to buy 330,800 Common Shares were exercised at prices ranging from USD 16.00 to USD 39.94 per share. Own shares were distributed in this respect. As at 31 December 2004 there were 526,961 own shares whose value is €11,425, requiring a Profit and Loss Reserve appropriation of €11,397.
(D) During 2004 options to buy Common Shares were exercised at exercise prices ranging from USD 16.00 to USD 39.94 per share.
(E) During the year 9,050 Common Shares were issued as compensation.

(c) Outstanding options and warrants
i. Options
1992 and 1994 Share Incentive Plans

The Company has adopted, and the shareholders have approved, a 1992 Share Incentive Plan, as amended and restated, and a 1994 Share Incentive Plan. The Share Incentive Plans are intended to strengthen the Company's ability to attract, motivate and retain key employees and, in particular, to provide the Company with the flexibility necessary to compete effectively in the employment marketplace for highly skilled personnel.

Since December 8, 2002, options can no longer be issued under the 1992 Share Incentive Plan, although options granted pursuant to the 1992 Share Incentive Plan will remain outstanding. Under the 1994 Share Incentive Plan, the Company's Board of Directors, upon recommendation by the Compensation Committee, may grant options to acquire Common Shares to employees, directors or consultants. Subject to approval by the Board of Directors, the Compensation Committee may determine the number of Common Shares to be subject to an option grant, the exercise price of an option, and the term during which an option may be exercised. The Committee may from time to time authorize an adjustment in the exercise price of, the number of Common Shares subject to, the restrictions upon or term of, any option granted under the 1994 Share Incentive Plan.

The Company has reserved an aggregate of 7,800,000 Common Shares for issuance upon the exercise of options granted or to be granted under the 1992 and 1994 Share Incentive Plans. As of March 31, 2005, options to purchase 7,788,718 Common Shares had been granted under the 1992 and 1994 Share Incentive Plans.

As of December 31, 2004, options to purchase an aggregate of 6,065,968 Common Shares were outstanding under the 1992 and 1994 Share Incentive Plans. Of this aggregate amount, options to purchase 5,883,343 Common Shares were either fully vested or vest within 60 days of December 31, 2004. The options have exercise prices of between $13.00 and $60.00 per Common Share, with expiration dates ranging from March 2005 to August 2013. As of December 31, 2004, all of our executive officers and directors as a group (14 persons) held options to purchase an aggregate of 3,801,391 Common Shares.
2004 Share Incentive Plan

The Company has adopted and the shareholders approved in December 2003, a new 2004 Share Incentive Plan to replace the 1994 Share Incentive Plan, which expired on October 17, 2004, although options granted pursuant to the 1994 Plan Share Incentive Plan will remain outstanding. The 2004 Share Incentive Plan (herein after the "Plan") established by the Company permits the grant of stock options, stock appreciation rights (SARS), restricted stock and restricted stock units. The Plan will remain effective until all shares subject to it shall have been acquired in accordance with the Plan's provisions. The purpose of the Plan is to promote the long-term interests of the Company and its shareholders by strengthening the ability to attract, recruit and retain key employees of the Company.

The Company has reserved an aggregate of 2,500,000 Common Shares for future issuance under the Plan. As of March 31, 2005, the total number of share incentives granted was 2,147,000. Of this aggregate amount, 1,470,000 share incentives were issued to executive officers and directors, including 72,400 Common Shares of restricted stock. Share Incentive Awards that terminate without issue of shares shall be available again for grant under the Plan.
Long-Term Employee's Stock Ownership Plan

In addition to the Share Incentive Plans outlined above, the Company established a Long-Term Employees' Stock Ownership Plan (the "1995 Stock Plan") in 1995. A total of 60,000 Common Shares have been reserved under the 1995 Stock Plan for awards to employees. As of March 31, 2005, 48,000 Common Shares had been awarded under the 1995 Stock Plan, 44,667 of which had vested and shares have been issued. Of the 48,000 Common Shares referred to in the preceding sentence, 3,333 Common Shares were forfeited and, as a result, 15,333 Common Shares are available for future issuance under the 1995 Stock Plan.
(d) Other

During 1998 the Company acquired 47,500 and during 2001 the Company acquired 29,000 of its own shares, all of which have been used for bonus awards to senior management and for awards under the Long-Term Employees' Stock Ownership Plan. On September 8, 2003, the Company completed the acquisitions of Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and from Norsk Aller AS. The total purchase price of these acquisitions was €17,500 payable in SBS Common Shares. At closing the Company issued a total of 856,494 Common Shares to the sellers, who have agreed not to sell such shares for a period of twelve months without our consent ("the lock-up period"). On September 8, 2004 we repurchased for €18,579 in cash all of the 856,494 SBS common shares. Each share is valued at cost, €21.69, at December 31, 2004. The number of Own Shares at 31 December 2004 was 526,691 (2003: 997). In compliance with article 49-5 of Luxembourg company law of August 10, 1995, as amended, a non-distributable reserve for the equivalent amount exists.

NOTE 10 — INCOME TAXES

The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of €666, €12,750 and €7,847 for the years ended December 31, 2002, 2003 and 2004 respectively. Of the 2004 tax expense, €6,852 become payable within twelve months and €7,869 is recorded as a deferred tax liability. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business and primarily related to operations in Sweden and the Netherlands. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets. Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2004 are as follows:
	December 31,
	2004	2003
Deferred tax assets:
Net operating loss carry forwards	€158,222	€170,509
Excess book over tax depreciation	9,857	9,249
	6,084	6,084
Intangible assets	3,177	8,173
	12,737	12,737
Other deferred tax assets	1,583	2,139
Less: Valuation allowance	(164,235)	(167,360)

Total deferred tax assets	€8,604	€22,710
Deferred tax liabilities:
Program rights expensed for tax purposes	(18,022)	(29,741)
Intangible assets	(20,388)	(19,757)
Other deferred tax liabilities	(202)	(652)

Total deferred tax liabilities	(38,612)	(50,150)

Net deferred tax assets (liabilities)	€(30,008)	€(27,440)

      The tax loss carry-forwards available at December 31, 2004 and their terms are as follows:

Expiration Year	Denmark	Norway	Hungary	Finland	Total
2005	4,943	—	—	—	4,943
2006	3,577	—	3,666	—	7,243
2007	535	15,517	3,418	—	19,470
2008	—	6,586	3,298	433	10,317
2009	—	14,469	—	600	15,069
2010	—	1,867	—	1,000	2,867
2011	—	3,567	—	1,561	5,128
2012	—	16,097	—	1,073	17,170
2013	—	4,144	—	138	4,282
2014	—	2,256	—	262	2,518
Indefinitely	22,769	—	—	—	22,769

Total	€31,824	€64,503	€10,382	€5,067	€111,776

      Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€285,000
Belgium	839
Netherlands	122,070
Sweden	11,917
United Kingdom	1,475

Total tax losses carried forward indefinitely	€421,301

Total tax losses carried forward	€533,070

NOTE 11 — PENSION PLANS

The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2002, 2003 and 2004 expenses under these plans were €1,378, €2,305 and €2,977, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2004, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €246,349. Because the license periods for such programming had not commenced as of December 31, 2004, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

Expense under operating leases, principally for transponder and uplink, amounted to €44,162, €32,999 and €27,675 in the years ended December 31, 2002, 2003 and 2004 respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2004 are as follows:
	Operating leases	Programming commitment
2005	€31,200	€137,794
2006	22,544	57,482
2007	11,848	35,478
2008	9,863	11,252
2009	9,884	4,118
Thereafter	7,875	315

	€93,214	€246,439

      The Company has commitments to pay broadcasting license fees of approximately €11.5 million per year.

The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company's consolidated balance sheets. The guarantees aggregate to €8.9 million

The Company has entered into guarantees and indemnification agreements with third parties that relate to an unconsolidated entity in Romania as described in Note 2. The maximum exposure of these guarantees and indemnification agreements is approximately €4.0 million. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at December 31, 2004.

The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

NOTE 13 — DIRECTORS' FEES AND EXPENSES

Directors of SBS with the exception of the Chairman, Harry Evans Sloan, as detailed below, received no fees or other compensation for serving as a director during 2004. Directors were entitled to reimbursement of expenses during 2004 incurred in connection with attending meetings of the board of directors or its committees. Mr. Sloan receives an annual salary of USD 400,000 plus allowances for office support and an automobile. For the year 2004 Mr. Sloan contractually entitled to receive a performance bonus of USD 600,000.

NOTE 14 — EMPLOYEES

As of December 31, 2004, we had approximately 1,572 full-time employees (1,507 in 2003), not including employees of prima TV. As of that date we also had approximately 424 freelance workers who we hire as independent contractors.

NOTE 15 — SEGMENT INFORMATION

	2004	2003
Turnover by geographical segment
Television operations
TVNorge (in Norway)	€54,230	€52,549
Kanal 5 (in Sweden)	88,379	83,030
TvDanmark & Kanal 5 (in Denmark)	44,242	40,138
VT 4 and VijfTV (in Belgium)	64,867	53,461
SBS6, NET5 & Veronica (in the Netherlands)	205,631	201,310
TV 2 and Irisz (in Hungary)	92,588	78,623
Other	6,266	4,988

Total television operations	556,203	514,099

Radio operations
Denmark	11,343	14,681
Sweden	17,284	10,730
Norway	10,890	3,170
Finland	14,513	14,329
Greece	4,526	3,712
Other	108	—

Total radio operations	58,664	46,622

Print operations
Veronica Magazine (in the Netherlands)	63,410	20,970

Total print operations	63,410	20,970

Total turnover euro	€678,277	€581,691

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	President and Chief Executive Officer

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